FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May, 2013

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F             ☒           Form 40-F             ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         ☐            No           ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

National Bank of Greece S.A.

Group and Bank

Amended Interim Financial Statements

31 March 2013

May 2013

Independent Auditors’ Report

TRANSLATION

REVIEW REPORT ON INTERIM FINANCIAL INFOMATION

To the Shareholders of “NATIONAL BANK OF GREECE S.A.”

Introduction

We have reviewed the accompanying stand alone and consolidated statement of financial position of “NATIONAL BANK OF GREECE S.A.” (the “Bank”) and its subsidiaries (the “Group”) as of 31 March 2013, the related stand alone and consolidated statements of income and comprehensive income, changes in equity and cash flows for the three month period then ended, as well as the selective restated explanatory notes, which together comprise the restated interim financial information. Management is responsible for the preparation and fair presentation of this restated interim financial information in accordance with International Financial Reporting Standards as adopted by the European Union and apply to Interim Financial Reporting (International Accounting Standard “IAS” 34). Our responsibility is to express a conclusion on this restated interim financial information based on our review.

Scope of Review

We conducted our review in accordance with the International Standard on Review Engagements 2410, “Review of Interim Financial Information performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently it does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying restated interim financial information is not prepared, in all material respects, in accordance with IAS 34.

Emphasis of Matter

We draw attention to the following:

•       Note 2.2 to the restated interim financial information, regarding “Going Concern”, which refers to the impact of the impairment losses in several classes of assets resulting from the Greek economic crisis on the Bank’s and the Group’s regulatory and accounting capital, the planned actions to restore the capital adequacy of the Bank and the Group and the existing uncertainties that could adversely affect the going concern assumption until the completion of the recapitalisation process.

•       Note 2.3 to the restated interim financial information, regarding the “Amendment of Group interim financial statements 31 March 2013” where it is explained that subsequent to the approval and initial issue of the Group’s interim financial information for the three month period ended 31 March 2013, which took place  on 24 May 2013, Management reassessed the underlying circumstances and revisited its conclusion regarding the appropriate accounting and presentation for its investment in Eurobank Ergasias S.A. (“Eurobank”) in the Group’s interim financial information. This reassessment had no effect on the consolidated statement of financial position as at 31 March 2013 and the related consolidated statements of income and comprehensive income, changes in equity and cash flows for the three month period then ended, that were included in the Group’s restated interim financial information  as of 31 March 2013 as previously issued.

In its reassessment described above, the Group followed the provisions of IAS 1, par. 19, with respect to the accounting for its investment in Eurobank leading to the departure from the relevant International Financial Reporting Standards (IFRS 3 Business Combinations, IAS 27 Consolidated and Separate Financial Statements) and instead  accounted for and presented its investment as “Non-Current asset held for sale”. Such departure is expected not to have a material effect on the consolidated equity of the Group as of 31 March 2013 and the consolidated statements of income and comprehensive income and cash flows of the Group for the three month period then ended.

Our conclusion is not qualified in respect of these matters.

Athens, 24 May 2013 (30 May 2013 as to the restatement discussed in note 2.3)

The Certified Public Accountant

Emmanuel A. Pelidis Reg. No. SOEL: 12021
Hadjipavlou Sofianos & Cambanis S.A. Fragoklisias 3a & Granikou Str. GR 151 25 Marousi Reg. No. SOEL: E120

Statement of Financial Position

as at 31 March 2013

		Group		Bank
€ 000’s	Note	31.03.2013	31.12.2012	31.03.2013	31.12.2012
			As restated		As restated
ASSETS
Cash and balances with central banks		5.894.905	4.499.849	2.066.706	1.212.519
Due from banks		3.750.265	4.318.193	4.497.650	4.195.414
Financial assets at fair value through profit or loss		3.943.431	5.429.325	3.377.427	5.005.813
Derivative financial instruments		3.584.605	3.693.023	3.287.442	3.380.454
Loans and advances to customers	7	69.306.329	69.135.388	46.373.015	46.999.623
Investment securities		8.089.095	8.315.366	4.570.741	4.539.637
Investment property		402.091	280.388	—	—
Investments in subsidiaries		—	—	8.665.825	8.906.875
Equity method investments		161.352	158.649	6.716	6.716
Goodwill, software and other intangible assets		2.158.740	2.137.732	126.533	133.911
Property and equipment		1.780.087	1.968.722	322.464	330.819
Deferred tax assets		1.336.155	1.297.387	1.085.053	1.085.038
Insurance related assets and receivables		660.967	635.912	—	—
Current income tax advance		396.293	371.419	360.689	339.996
Other assets		2.370.924	2.556.871	1.708.143	1.802.667
Non-current assets held for sale	8	318.729	—	369.509	—
Total assets		104.153.968	104.798.224	76.817.913	77.939.482

LIABILITIES
Due to banks		31.669.845	33.972.333	31.191.669	33.287.156
Derivative financial instruments		4.342.352	4.770.211	4.021.443	4.373.082
Due to customers	9	60.486.070	58.721.940	42.155.077	40.908.040
Debt securities in issue	10	2.277.096	2.385.354	608.151	600.066
Other borrowed funds	10	1.510.311	1.386.149	202.281	205.152
Insurance related reserves and liabilities		2.471.804	2.460.132	—	—
Deferred tax liabilities		68.514	80.355	—	—
Retirement benefit obligations		387.891	387.916	328.517	328.458
Current income tax liabilities		58.786	47.815	—	—
Other liabilities		2.599.263	2.628.457	2.182.666	2.167.783
Liabilities associated with non-current assets held for sale	8	8.822	—	—	—
Total liabilities		105.880.754	106.840.662	80.689.804	81.869.737

SHAREHOLDERS’ EQUITY
Share capital	12	2.584.101	6.137.952	2.584.101	6.137.952
Share premium account	12	3.325.661	3.326.063	3.324.221	3.324.623
Less: treasury shares	12	(23)	(23)	—	—
Reserves and retained earnings		(7.877.820)	(11.748.418)	(9.780.213)	(13.392.830)
Equity attributable to NBG shareholders		(1.968.081)	(2.284.426)	(3.871.891)	(3.930.255)

Non-controlling interests		70.843	70.195	—	—
Preferred securities		170.452	171.793	—	—
Total equity		(1.726.786)	(2.042.438)	(3.871.891)	(3.930.255)

Total equity and liabilities		104.153.968	104.798.224	76.817.913	77.939.482

Athens, 30 May 2013

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE FINANCE
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	DIRECTOR

GEORGIOS P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PETROS N. CHRISTODOULOU	GEORGIOS I. ANGELIDES

The notes on pages 10 to 34 form an integral part of these financial statements

Income Statement

for the period ended 31 March 2013

		Group		Bank
		3 month period ended		3 month period ended
€ 000’s	Note	31.03.2013	31.03.2012	31.03.2013	31.03.2012
			As restated		As restated
Interest and similar income		1.395.985	1.633.927	620.453	876.142
Interest expense and similar charges		(623.543)	(724.800)	(286.301)	(353.459)
Net interest income		772.442	909.127	334.152	522.683

Fee and commission income		196.834	184.874	52.547	53.456
Fee and commission expense		(61.827)	(58.047)	(57.247)	(54.774)
Net fee and commission income / (expense)		135.007	126.827	(4.700)	(1.318)

Earned premia net of reinsurance		159.574	203.019	—	—
Net claims incurred		(145.171)	(158.031)	—	—
Earned premia net of claims and commissions		14.403	44.988	—	—

Net trading income / (loss) and results from investment securities		11.583	(248.386)	(31.953)	(267.424)
Net other expense		(20.464)	(27.966)	(25.748)	(29.038)
Total income		912.971	804.590	271.751	224.903

Personnel expenses		(322.768)	(342.042)	(182.835)	(204.423)
General, administrative and other operating expenses		(190.055)	(169.355)	(83.780)	(78.794)
Depreciation and amortisation on investment property, property & equipment and software & other intangible assets		(50.359)	(48.313)	(21.403)	(19.354)
Amortisation and write-offs of intangible assets recognised on business combinations		(5.417)	(5.413)	—	—
Finance charge on put options of non-controlling interests		(597)	(679)	(597)	(679)
Credit provisions and other impairment charges	4	(310.890)	(577.010)	(201.372)	(491.427)
Impairment of Greek government bonds		—	(465.862)	—	(441.925)
Share of profit of equity method investments		1.889	(59)	—	—
Profit / (loss) before tax		34.774	(804.143)	(218.236)	(1.011.699)

Tax benefit / (expense)	5	(7.149)	70.936	—	103.674
Profit / (loss) for the period		27.625	(733.207)	(218.236)	(908.025)

Attributable to:
Non-controlling interests		825	(2.599)	—	—
NBG equity shareholders		26.800	(730.608)	(218.236)	(908.025)

Earnings / (losses) per share - Basic and diluted Group	6	€0,24	€(6,51)	€(2,00)	€(9,50)

Athens, 30 May 2013

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE FINANCE
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	DIRECTOR

GEORGIOS P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PETROS N. CHRISTODOULOU	GEORGIOS I. ANGELIDES

The notes on pages 10 to 34 form an integral part of these financial statements

Statement of Comprehensive Income

for the period ended 31 March 2013

		Group		Bank
		3 month period ended		3 month period ended
€ 000’s	Note	31.03.2013	31.03.2012	31.03.2013	31.03.2012
			As restated		As restated

Profit / (loss) for the period		27.625	(733.207)	(218.236)	(908.025)

Other comprehensive income / (expense):
Items that may be reclassified subsequently to profit or loss:
Available-for-sale securities, net of tax		(58.407)	(47.706)	6.622	(179.872)
Currency translation differences, net of tax		75.698	82.271	(131)	443
Cash flow hedge, net of tax		3.134	(570)	—	—
Total of items that may be reclassified subsequently to profit or loss		20.425	33.995	6.491	(179.429)

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of the net defined benefit liability / asset, net of tax		(101)	(198)	—	—
Other comprehensive income / (expense) for the period	13	20.324	33.797	6.491	(179.429)

Total comprehensive expense for the period		47.949	(699.410)	(211.745)	(1.087.454)

Attributable to:
Non-controlling interests		1.398	(2.891)	—	—
NBG equity shareholders		46.551	(696.519)	(211.745)	(1.087.454)

Athens, 30 May 2013

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE FINANCE
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	DIRECTOR

GEORGIOS P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PETROS N. CHRISTODOULOU	GEORGIOS I. ANGELIDES

The notes on pages 10 to 34 form an integral part of these financial statements

Statement of Changes in Equity – Group

for the period ended 31 March 2013

	Attributable to equity shareholders of the parent company												Non-
	Share capital		Share premium			Available- for-sale	Currency	Net	Cash	Defined	Reserves &		controlling Interests &
€ 000’s	Ordinary shares	Preference shares	Ordinary shares	Preference shares	Treasury shares	securities reserve	translation reserve	investment hedge	flow hedge	benefit plans	Retained earnings	Total	Preferred securities	Total
Balance at 1 January 2012 As reported	4.780.452	1.357.500	2.943.288	382.775	(110)	(324.348)	(1.328.070)	(456.996)	(4.160)	—	(8.073.448)	(723.117)	470.100	(253.017)
Adjustments due to new pronouncements	—	—	—	—	—	—	—	—	—	(113.860)	—	(113.860)	—	(113.860)
Balance at 1 January 2012 As restated	4.780.452	1.357.500	2.943.288	382.775	(110)	(324.348)	(1.328.070)	(456.996)	(4.160)	(113.860)	(8.073.448)	(836.977)	470.100	(366.877)
Other Comprehensive Income/ (expense) for the period	—	—	—	—	—	(47.807)	83.180	—	(570)	(198)	(516)	34.089	(292)	33.797
Loss for the period	—		—		—	—	—	—	—		(730.608)	(730.608)	(2.599)	(733.207)
Total Comprehensive Income / (expense) for the period	—	—	—	—	—	(47.807)	83.180	—	(570)	(198)	(731.124)	(696.519)	(2.891)	(699.410)
Issue and repurchase of preferred securities	—	—	—	—	—	—	—	—	—	—	110.344	110.344	(202.968)	(92.624)
Dividends to preferred securities	—	—	—	—	—	—	—	—	—	—	(1.948)	(1.948)	—	(1.948)
Acquisitions, disposals & share capital increases of subsidiaries/equity method investments	—	—	—	—	—	—	—	—	—	—	(966)	(966)	(2.227)	(3.193)
Purchases / disposals of treasury shares & preferred securities	—	—	—	—	(556)	—	—	—	—	—	(693)	(1.249)	—	(1.249)
Balance at 31 March 2012	4.780.452	1.357.500	2.943.288	382.775	(666)	(372.155)	(1.244.890)	(456.996)	(4.730)	(114.058)	(8.697.835)	(1.427.315)	262.014	(1.165.301)
Movements to 31 December 2012	—	—	—	—	643	569.923	32.357	—	(983)	(53.526)	(1.405.525)	(857.111)	(20.026)	(877.137)
Balance at 31 December 2012 & at 1 January 2013	4.780.452	1.357.500	2.943.288	382.775	(23)	197.768	(1.212.533)	(456.996)	(5.713)	(167.584)	(10.103.360)	(2.284.426)	241.988	(2.042.438)
Other Comprehensive Income/ (expense) for the period	—	—	—	—	—	(58.309)	73.735	—	3.128	(101)	1.298	19.751	573	20.324
Profit for the period	—	—	—	—	—	—	—	—	—	—	26.800	26.800	825	27.625
Total Comprehensive Income / (expense) for the period	—	—	—	—	—	(58.309)	73.735	—	3.128	(101)	28.098	46.551	1.398	47.949
Share capital increase	270.511	—	2.705	—	—	—	—	—	—	—	—	273.216	—	273.216
Reduction of par value per share	(3.824.362)	—	—	—	—	—	—	—	—	—	3.824.362	—	—	—
Share capital issue costs	—	—	(3.107)	—	—	—	—	—	—	—	—	(3.107)	—	(3.107)
Issue & repurchase of preferred securities	—	—	—	—	—	—	—	—	—	—	1.012	1.012	(1.843)	(831)
Dividends to preferred securities	—	—	—	—	—	—	—	—	—	—	(1.192)	(1.192)	—	(1.192)
Acquisitions, disposals & share capital increase of subsidiaries/equity method investments	—	—	—	—	—	—	—	—	—	—	(151)	(151)	(248)	(399)
(Purchases)/ disposals of treasury shares	—	—	—	—	—	—	—	—	—	—	16	16	—	16
Balance at 31 March 2013	1.226.601	1.357.500	2.942.886	382.775	(23)	139.459	(1.138.798)	(456.996)	(2.585)	(167.685)	(6.251.215)	(1.968.081)	241.295	(1.726.786)

The notes on pages 10 to 34 form an integral part of these financial statements

Statement of Changes in Equity — Bank

for the period ended 31 March 2013

	Share capital		Share premium		Available-for-	Currency		Reserves &
€ 000’s	Ordinary shares	Preference shares	Ordinary shares	Preference shares	sale securities reserve	translation reserve	Defined benefit plans	Retained earnings	Total
Balance at 1 January 2012 As reported	4.780.452	1.357.500	2.941.848	382.775	(163.651)	477	—	(10.364.917)	(1.065.516)
Adjustments due to new pronouncements	—	—	—	—	—	—	(110.866)	—	(110.866)
Balance at 1 January 2012 As restated	4.780.452	1.357.500	2.941.848	382.775	(163.651)	477	(110.866)	(10.364.917)	(1.176.382)
Other Comprehensive Income/ (expense) for the period	—	—	—	—	(179.872)	443	—	—	(179.429)
Loss for the period	—	—	—	—	—	—	—	(908.025)	(908.025)
Total Comprehensive Income / (expense) for the period	—	—	—	—	(179.872)	443	—	(908.025)	(1.087.454)

Balance at 31 March 2012	4.780.452	1.357.500	2.941.848	382.775	(343.523)	920	(110.866)	(11.272.942)	(2.263.836)
Movements to 31 December 2012	—	—	—	—	387.331	111	(34.475)	(2.019.386)	(1.666.419)
Balance at 31 December 2012 & at 1 January 2013	4.780.452	1.357.500	2.941.848	382.775	43.808	1.031	(145.341)	(13.292.328)	(3.930.255)
Other Comprehensive Income/ (expense) for the period	—	—	—	—	6.622	(131)	—	—	6.491
Loss for the period	—	—	—	—	—	—	—	(218.236)	(218.236)
Total Comprehensive Income / (expense) for the period	—	—	—	—	6.622	(131)	—	(218.236)	(211.745)
Share capital increase	270.511	—	2.705	—	—	—	—	—	273.216
Reduction of par value per share	(3.824.362)	—	—	—	—	—	—	3.824.362	—
Share capital issue costs	—	—	(3.107)	—	—	—	—	—	(3.107)
Balance at 31 March 2013	1.226.601	1.357.500	2.941.446	382.775	50.430	900	(145.341)	(9.686.202)	(3.871.891)

The notes on pages 10 to 34 form an integral part of these financial statements

Cash Flow Statement

for the period ended 31 March 2013

	Group		Bank
	3 month period ended		3 month period ended
€ 000’s	31.03.2013	31.03.2012	31.03.2013	31.03.2012
		As restated		As restated
Cash flows from operating activities
Profit / (loss) before tax	34.774	(804.143)	(218.236)	(1.011.699)
Adjustments for:
Non-cash items included in income statement and other adjustments:	440.020	1.128.706	230.714	969.185

Depreciation and amortisation on property & equipment, intangibles and investment property	55.776	53.726	21.403	19.354
Amortisation of premiums /discounts of investment securities, loans-and-receivables and borrowed funds	(3.581)	(45.249)	(18.873)	(47.160)
Credit provisions and other impairment charges	322.222	1.047.735	202.357	933.726
Provision for employee benefits	6.646	12.136	3.665	5.324
Share of (profit) / loss of equity method investments	(1.889)	59	—	—
Finance charge on put options of non-controlling interests	597	679	597	679
Dividend income from investment securities	(246)	(124)	(184)	(38)
Net (gain) / loss on disposal of property & equipment and investment property	331	463	(5)	70
Net (gain) / loss on disposal of investment securities	(53.392)	3.372	(2.333)	4.202
Interest from financing activities and results from repurchase of debt securities in issue	103.722	44.923	18.008	40.603
Valuation adjustment on instruments designated at fair value through profit or loss	(438)	10.986	(4.225)	12.425
Other non-cash operating items	10.272	—	10.304	—

Net (increase) / decrease in operating assets:	676.868	(172.492)	1.744.517	(302.129)
Mandatory reserve deposits with Central Bank	(684.415)	30.699	(17.244)	427.902
Due from banks	918.617	118.299	291.094	(162.193)
Financial assets at fair value through profit or loss	611.090	(1.244.692)	753.581	(1.188.877)
Derivative financial instruments assets	108.418	406.669	90.052	54.852
Loans and advances to customers	(392.544)	863.703	548.562	885.763
Other assets	115.702	(347.170)	78.472	(319.576)

Net increase / (decrease) in operating liabilities:	(994.430)	(1.294.351)	(1.205.042)	(1.177.583)
Due to banks	(2.302.488)	1.143.274	(2.095.487)	1.152.801
Due to customers	1.768.355	(2.100.115)	1.251.262	(2.311.448)
Derivative financial instruments liabilities	(414.313)	(162.002)	(338.239)	(608)
Retirement benefit obligations	(5.503)	(10.951)	(3.606)	(8.545)
Insurance related reserves and liabilities	11.672	(34.665)	—	—
Income taxes paid	(36.587)	(95.512)	—	—
Other liabilities	(15.566)	(34.380)	(18.972)	(9.783)
Net cash from / (for) operating activities	157.232	(1.142.280)	551.953	(1.522.226)

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	(63.547)	—	(10.304)	—
Participation in share capital increase of subsidiaries	—	—		(5.893)
Disposal of equity method investments	174	20
Dividends received from investment securities & equity method investments	246	124	184	38
Purchase of property & equipment, intangible assets and investment property	(44.509)	(34.575)	(5.932)	(7.458)
Proceeds from disposal of property & equipment and investment property	2.575	1.114	13	—
Purchase of investment securities	(2.294.704)	(1.733.325)	(112.881)	(2.946.624)
Proceeds from redemption and sale of investment securities	2.575.284	2.280.994	139.268	511.513
Net cash (used in) / provided by investing activities	175.519	514.352	10.348	(2.448.424)

Cash flows from financing activities
Proceeds from debt securities in issue and other borrowed funds	597.701	112.134	—	—
Repayments of debt securities in issue, other borrowed funds and preferred securities	(763.542)	(907.945)	—	(80.000)
Acquisition of additional shareholding in subsidiaries	—	(28.349)	—	(26.139)
Proceeds from disposal of treasury shares	(5.162)	55.341	—	—
Repurchase of treasury shares	5.178	(56.590)	—	—
Dividends on preferred securities	(1.192)	(1.401)	—	—
Share capital issue costs	(3.052)	(10.000)	(3.052)	(10.000)
Net cash from/ (for) financing activities	(170.069)	(836.810)	(3.052)	(116.139)
Effect of foreign exchange rate changes on cash and cash equivalents	9.656	4.270	2.219	(13.714)
Net increase / (decrease) in cash and cash equivalents	172.338	(1.460.468)	561.468	(4.100.503)
Cash and cash equivalents at beginning of period	4.166.788	4.270.746	3.523.973	6.990.406

Cash and cash equivalents at end of period	4.339.126	2.810.278	4.085.441	2.889.903

The notes on pages 10 to 34 form an integral part of these financial statements

Notes to the Financial Statements

Group and Bank

NOTE 1:                         General information

National Bank of Greece S.A. (hereinafter “NBG” or the “Bank”) was founded in 1841 and its shares have been listed on the Athens Exchange since 1880 and on the New York Stock Exchange (since 1999) in the form of ADRs. The Bank’s headquarters are located at 86 Eolou Street, Athens, Greece, (Reg. 6062/06/B/86/01), tel.: (+30) 210 334 1000, www.nbg.gr. By resolution of the Board of Directors the Bank can establish branches, agencies and correspondence offices in Greece and abroad. In its 173 years of operation the Bank has expanded on its commercial banking business by entering into related business areas. National Bank of Greece and its subsidiaries (hereinafter the “Group”) provide a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, insurance and real estate at a global level. The Group operates in Greece, Turkey, UK, South East Europe (“SEE”), Cyprus, Malta, Egypt and South Africa.

The Board of Directors consists of the following members:

The Non-Executive Chairman of the Board of Directors
Georgios P. Zanias	Economist, Professor, Athens University of Economics and Business

Executive Members
The Chief Executive Officer
Alexandros G. Tourkolias

The Deputy Chief Executive Officer
Petros N. Christodoulou

Non-Executive Members
Ioannis C. Giannidis	Professor, University of Athens Law School and Legal Counsellor
Stavros A. Koukos	Employees’ representative, Chairman of Federation of Greek Banks Employees (OTOE)
Efthymios C. Katsikas	Employees’ representative

Independent Non-Executive Members
Stefanos C. Vavalidis	Ex member of the Board of Directors, European Bank for Reconstruction & Development (EBRD)
Alexandra T. Papalexopoulou - Benopoulou	Member of the Board of Directors, TITAN Cement S.A.
Petros K. Sabatacakis	Economist
Maria A. Frangista	Managing Director, Franco Compania Naviera S.A.
Spyridon J. Theodoropoulos	Chief Executive Officer, Chipita S.A.

Greek State representative
Alexandros N. Makridis	Chairman of the Board of Directors & Managing Director of Chryssafidis S.A.

Hellenic Financial Stability Fund representative
Charalampos A. Makkas	Economist

*On 9 April 2013, HE the Metropolitan of Ioannina Theoklitos resigned from his position as a non executive member of the Bank’s Board of Directors.

Directors are elected by the shareholders at their general meeting for a term of three years and may be re-elected. On 23 November 2012, the 2nd Repeat Extraordinary General Meeting of the Bank’s shareholders elected the above Board of Directors which was constituted as a body in its 23 November 2012 meeting. The term of the above members expires at the annual General Meeting of 2015, within 2016.

Following the decision of the Bank to participate in the Hellenic Republic’s Bank Support Plan, the Greek State appointed Mr. Alexandros Makridis as its representative on the Bank’s Board of Directors.

Additionally, the Hellenic Financial Stability Fund (the “HFSF”) appointed Mr Charalampos Makkas as its representative on the Bank’s Board of Directors.

These amended financial statements have been approved for issue by the Bank’s Board of Directors on 30 May 2013.

Notes to the Financial Statements

Group and Bank

NOTE 2:                         Summary of significant accounting policies

2.1                     Basis of preparation

The amended interim financial statements of the Group and the interim separate financial statements of the Bank as at and for the three month period ended 31 March 2013 (the “interim financial statements”) have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. These interim financial statements include selected explanatory notes and do not include all the information required for full annual financial statements. Therefore, the amended interim financial statements should be read in conjunction with the annual consolidated financial statements and the separate financial statements of the Bank as at and for the year ended 31 December 2012, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The amounts are stated in Euro, rounded to the nearest thousand (unless otherwise stated).

Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current period.

The interim financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets,  financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts, which have been measured at fair value.

2.2                     Going concern

The crisis in the Greek economy resulted in impairment losses recorded in several classes of assets like Greek government bonds and other loans in Greece which have adversely impacted the financial position, the results of operations, cash flows and regulatory ratios of the Bank, and consequently of the Group as reflected in the 2012 and the three month period ended 31 March 2013 interim financial statements.  Specifically, the total equity of the Bank and the Group as of 31 March 2013 was negative, while if the amount of the recapitalisation planned to be completed by the end of June 2013 of €9.756,0 million is not taken into account, then the regulatory capital of the Bank and the Group as of 31 March 2013 would also be negative.

Article 47 of Company Law 2190/1920 provides that entities whose total equity is less than 50,0% of their share capital are obliged within six months from the year end to convene a shareholders’ meeting in order to approve actions for improving the said ratio. In addition article 48 of Company Law 2190/1920 provides that the entities whose total equity is less than 10,0% of their share capital and the above shareholders’ meeting does not take any decision for the restoration of the equity ratio, may be liquidated following a court decision, triggered by anyone who has a legitimate interest.

In addition, from 31 March 2013, besides the limit 8% of capital adequacy ratio, new additional limits of 9% and 6% for Core Tier I and Common Equity, respectively have been established in accordance with Decision 13/28.03.2013 issued by Executive Committee of Bank of Greece. The above mentioned limits should be satisfied on a stand alone and consolidated basis. As of 31 March 2013, and after taking into account the total amount of the recapitalisation planned to be completed by the end of June 2013 of €9.756,0 million the Core Tier I ratio, calculated in accordance with the above Decision is 8,6%, increased from 7,8% at 31 December 2012, but lower than the 9,0% threshold required by Bank of Greece. The Group has already initiated actions aiming at further improving its capital adequacy, such as the tender offer, dated May 8, 2013 and completed 22 May 2013, for the acquisition of the hybrid securities, which increases the Core Tier 1 ratio at 31 March 2013 on a pro-forma basis to 8,7% and the disposal of its subsidiary Astir Palace Vouliagmeni S.A. which is expected to be completed towards the end of 2013. Furthermore, the Group intends to implement additional actions, already communicated to the Bank of Greece, which are expected to improve the Group’s Core Tier I such that the 9,0% threshold is achieved.

Furthermore, the crisis in the Greek economy, in conjunction with the strictest international supervisory rules, continues to influence the Bank’s access to liquidity from other financial institutions. Customer deposits and the Eurosystem remains the main source of liquidity of the Bank. As of 31 March 2013, the funding of the Bank from the Eurosystem decreased to €27,5 billion (31 December 2012: €30,9 billion). The nominal value of the collateralized assets relating to the funding from the Eurosystem as of 31 March 2013, amounted to €53,8 billion (31 December 2012: €45,3 billion), from which the nominal value of €27,0 billion (31 December 2012: €18,0 billion)is available for further liquidity.

Further, the outflow of funds from customer deposits in Greece, which commenced in late 2009, continued at a slower pace during 2012, and continues to exert pressure on the Bank’s liquidity, although this outflow was reversed in the first two months of 2013 (source: Bank of Greece: (http:// www.bankofgreece.gr / Pages / el / Statistics / monetary / deposits.aspx), deposits and repos of non MFIs in MFIs in Greece (except the Bank of Greece)).

Thus, the ability of the Bank to continue as a going concern is dependent on:

a)                 the successful completion of the planned actions in order to comply with the regulatory requirements to maintain a Core Tier I Capital ratio over the minimum threshold of 9,0% and

b)                 the continuing reliance on and the continuation of the Eurosystem liquidity facilities.

Management, taking into consideration the measures taken to support the Greek economy as well as the realized and planned actions in order to remedy the capital adequacy of the Group considers that the going concern principle is appropriate for the following reasons:

a)                 The European Commission, the European Central Bank and the International Monetary Fund are expected to continue to provide financial support for Greece;

b)                in the context of the completion of the above recapitalization program the second repeat General Meeting of Shareholders that took place on 29 April 2013, approved

Notes to the Financial Statements

Group and Bank

(a) the issue, pursuant to Greek Law 3864/2010 and No. 38/2012 Ministerial Decision, of unsecured and subordinated perpetual bonds, contingently convertible into ordinary voting shares of the Bank, subject to redemption by the Bank, totalling up to €1.900 million, as determined by the Bank of Greece. The contribution will be paid in kind to make such a private placement to the HFSF and repealing emptive right of the shareholders, and (b) the share capital increase of up to €9.756,0 million by the issuance of new ordinary shares with voting rights, all of which will be covered by the HFSF in the event of non-participation of private investors. This is consistent with Greek Law 3864/2010, No. 38/9.11.2012 Ministerial Decision (Government Gazette 223/2012) and the Subscription Agreement signed between the Bank, HFSF and EFSF. For this reason, the HFSF has already contributed to the Bank EFSF bonds issued with a nominal value amounting to €9.756,0 million as an advance against its participation in the recapitalization of the Bank;

c)                  the implementation of the additional actions under consideration is expected to increase the Core Tier I capital over 9,0%;

d)                 the ability of issuing and renewing bonds under the Hellenic Republic guarantee in accordance with Greek Law 3723/2008 relating to the Program;

e)                  the completion of the recapitalization of Greek banks would lead to the normalization of the liquidity conditions and the gradual return of deposits to the Greek banking system, and

f)                   the access of our subsidiary Finansbank to the international finance markets, given that on 1 November 2012 it issued fixed rate bonds of USD350,0 million, bearing interest 5,15% which expire in 5 years. Moreover, Finansbank issued locally (a) on 13 December 2012 fixed rate bonds of TL650,0 million, bearing interest 7,95% which expire on 7 June 2013; and (b) on 20 March 2013 Finansbank issued fixed rate bonds of TL400,0 million, which expire in six months and bear interest 7,15%.

2.3                    Amendment of the Group interim financial statements 31 March 2013

Subsequent to the approval of the Group and the Bank’s interim financial statements of 31 March 2013 by the Bank’s Board of Directors on 24 May 2013, Management reassessed the underlying circumstances and revisited its conclusion regarding the appropriate accounting and presentation for its investment in Eurobank Ergasias S.A. (“Eurobank”), which was acquired on 15 February 2013, as described in Note 14. This reassessment had no effect on the consolidated statement of financial position as at 31 March 2013 or on the consolidated statements of income,  comprehensive income, changes in equity and cash flow for the three month period then ended that were included in the Group interim financial statements 31 March 2013 as previously issued. For additional disclosure arising from the revised accounting treatment and presentation, see Note 14.

2.4                    Adoption of International Financial Reporting Standards (IFRS)

New standards, amendments and interpretations to existing standards applied from 1 January 2013

Amendments to IAS 1 “Presentation of Items of Other Comprehensive Income”

(effective for annual periods beginning on or after 1 July 2012).

The adoption of the above amendment by the Group had no financial impact; the amendments to IAS 1 change the grouping of the items presented in OCI. Items that would be reclassified (or recycled) to profit or loss in the future are presented separately from those in which subsequent reclassification is not allowed. Income tax is also presented separately for each of the above classifications.

The amendments do not change the nature of the items that are recognized in OCI, nor do they impact the determination of whether items in OCI are reclassified through profit and loss in future periods.

IAS 19 “Employee Benefits” (effective for annual periods beginning on or after 1 January 2013). The amendments:

•                  eliminate the ability to defer recognition of actuarial gains and losses (i.e., the corridor approach). As revised, amounts recorded in profit or loss are limited to current and past service costs, gains or losses on settlements, and net interest income (expense). All other changes in the net defined benefit asset (liability), including actuarial gains and losses are recognized in OCI with no subsequent recycling to profit or loss.

•                  modify the accounting for termination benefits including distinguishing benefits provided in exchange for service and benefits provided in exchange for termination of employment and affect the recognition and measurement of termination benefits.

IAS 19 requires retrospective application and the impact from its adoption is presented in Note 22.

IFRS 13 “Fair Value Measurement” (effective for annual periods beginning on or after 1 January 2013).

•                  defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. exit price);

•                  sets out in a single IFRS a framework for measuring fair value; and

•                  requires disclosures about fair value measurements.

IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value disclosures about those measurements), except in specified circumstances. IFRS 13 does not change when fair value is used, but rather describes how to measure fair value when fair value is required or permitted by IFRS.

The adoption of the above standard resulted in additional disclosures which are presented in Note 17.

IFRS 10 “Consolidated Financial Statements”, IFRS 11 “Joint Arrangements”, IFRS 12 “Disclosure of interest in other entities”,  IAS 27 “Separate Financial Statements’, IAS 28 “Investment in Associates and Joint Ventures” (Amendments), (effective for annual periods beginning on or after 1 January 2013, as issued by the IASB or after 1 January 2014 as endorsed by the EU).

IFRS 10 prescribes the accounting principles for the preparation of consolidated financial statements and establishes a new definition of control of other entities. IFRS 11 prescribes the accounting for interests in joint arrangements, i.e. in cases that decisions about the actives of the arrangement require the unanimous consent of parties sharing control. IFRS 12 describes the disclosures required for interests in subsidiaries, associates, joint arrangements and non-consolidated structured entities in the consolidated financial statements of the investor. The issuance of the above standards caused the amendment of IAS 27, which now only applies to separate financial statements, and of IAS 28 that now includes joint ventures, since they are now mandatorily accounted for under the equity method. The Group plans to adopt the above standards on 1 January 2014 in accordance with the Regulation 1254/11.12.2012.

Notes to the Financial Statements

Group and Bank

Amendments to IFRS 7 “Disclosures — Offsetting Financial Assets and Financial Liabilities” (Effective for annual periods beginning on or after 1 January 2013).  Amends the disclosure requirements in IFRS 7 Financial Instruments: Disclosures to require information about all recognised financial instruments that are set off in accordance with paragraph 42 of IAS 32 Financial Instruments: Presentation. The amendments also require disclosure of information about recognised financial instruments subject to enforceable master netting arrangements and similar agreements even if they are not set off under IAS 32. The above disclosures do not have impact on the financial statements of the Group and the Bank.

2.5                     Critical judgments and estimates

In preparing these interim financial statements, the significant estimates, judgments and assumptions made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were similar to those applied to the annual consolidated and Bank financial statements as at and for the year ended 31 December 2012.

NOTE 3:                     Segment reporting

NBG Group manages its business through the following business segments:

Retail banking

Retail banking includes all individual customers, professionals, small-medium and small sized companies (companies with annual turnover of up to €2,5 million). The Bank, through its extended network of branches, offers to its retail customers various types of loan, deposit and investment products, as well as a wide range of other traditional services and products.

Corporate & investment banking

Corporate & investment banking includes lending to all large and medium-sized companies, shipping finance and investment banking activities. The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

Global markets and asset management

Global markets and asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services, private equity and brokerage.

Insurance

The Group offers a wide range of insurance products through its subsidiary company, Ethniki Hellenic General Insurance Company S.A. (“EH”) and other subsidiaries in SEE and Turkey.

International banking operations

The Group’s international banking activities, other than its Turkish operations, include a wide range of traditional commercial banking services, such as commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries.

Turkish banking operations

The Group’s banking activities in Turkey through Finansbank and its subsidiaries, include a wide range of traditional commercial banking services, such of commercial and retail credit, trade financing, foreign exchange and taking of deposits.

Other

Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinated debt, loans to personnel etc.) and intersegment eliminations.

Notes to the Financial Statements

Group and Bank

Breakdown by business segment

3 month period ended 31 March 2013	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Net interest income	174.441	172.181	(45.957)	28.151	68.377	336.006	39.243	772.442
Net fee and commission income	17.888	21.513	(34.555)	1.072	20.817	108.891	(619)	135.007
Other	2.331	(10.134)	(23.173)	30.500	4.242	24.517	(22.761)	5.522
Total income	194.660	183.560	(103.685)	59.723	93.436	469.414	15.863	912.971
Direct costs	(141.938)	(10.834)	(14.329)	(23.912)	(60.534)	(194.844)	(34.275)	(480.666)
Allocated costs and provisions (1)	(316.687)	(72.042)	264.448	(379)	(26.270)	(82.885)	(165.605)	(399.420)
Share of profit of equity method investments		—	29	333	278	1.249	—	1.889
Profit / (loss) before tax	(263.965)	100.684	146.463	35.765	6.910	192.934	(184.017)	34.774
Tax benefit / (expense)								(7.149)
Profit / (loss) for the period								27.625
Non-controlling interests								(825)
Profit attributable to NBG equity shareholders								26.800

Segment assets as at 31 March 2013
Segment assets	24.719.042	12.972.851	16.999.392	3.109.453	9.516.830	24.949.990	10.153.962	102.421.520
Deferred tax assets and Current income tax advance								1.732.448
Total assets								104.153.968

Segment assets as at 31 December 2012
Segment assets	25.694.156	14.377.305	19.583.841	3.136.405	9.429.178	24.615.422	6.293.111	103.129.418
Deferred tax assets and Current income tax advance								1.668.806
Total assets								104.798.224

(1)          Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets and amortisation and write-offs of intangible assets recognised on business combinations

Breakdown by business segment

3-month period ended 31 March 2012 as restated	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Net interest income	261.589	218.224	14.317	19.645	78.181	263.118	54.053	909.127
Net fee and commission income	25.686	19.748	(36.144)	1.097	22.368	95.635	(1.563)	126.827
Other	(4.884)	(13.586)	(252.096)	51.498	1.488	(5.322)	(8.462)	(231.364)
Total operating income	282.391	224.386	(273.923)	72.240	102.037	353.431	44.028	804.590
Direct costs	(139.976)	(12.154)	(15.079)	(31.318)	(65.796)	(162.289)	(24.912)	(451.524)
Allocated costs and provisions(1)	(422.555)	(135.753)	(480.085)	(26.511)	(45.023)	(41.221)	(6.002)	(1.157.150)
Share of profit of equity method investments	—	—	(710)	228	259	171	(7)	(59)
Profit / (loss) before tax	(280.140)	76.479	(769.797)	14.639	(8.523)	150.092	13.107	(804.143)
Tax benefit / (expense)								70.936
Loss for the period								(733.207)
Non-controlling interests								2.599
Loss attributable to NBG equity shareholders								(730.608)

(1)           Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets and amortisation and write-offs of intangible assets recognised on business combinations

Notes to the Financial Statements

Group and Bank

NOTE 4:                         Credit provisions and other impairment charges

	Group		Bank
	31.03.2013	31.03.2012	31.03.2013	31.03.2012
a. Impairment charge for credit losses
Due from banks	(6)	(2)	—	—
Loans and advances to customers	184.623	545.974	77.061	463.500
Other Greek State exposure	(4.670)	12.996	(4.640)	12.996
	179.947	558.968	72.421	476.496
b. Impairment charge for securities (excluding the impairment charge due to PSI)
AFS and loans-and-receivables debt securities (excluding the impairment charge due to PSI)	(26.826)	—	(28.155)	—
Equity securities	2.234	17.876	2.149	14.931
	(24.592)	17.876	(26.006)	14.931
c. Other provisions and impairment charges
Impairment of investment property, property and equipment, software & other intangible assets and other assets	106	166	—	—
Impairment of investment in Eurobank	158.948	—	158.948	—
Legal and other provisions	(3.519)	—	(3.991)	—
	155.535	166	154.957	—

Total	310.890	577.010	201.372	491.427

NOTE 5:                         Tax benefit / (expense)

	Group		Bank
	31.3.2013	31.3.2012	31.3.2013	31.3.2012

Current tax	(50.968)	(47.612)	—	—
Deferred tax	43.819	118.548	—	103.674
Tax (benefit) / expense	(7.149)	70.936	—	103.674

Total	(7.149)	70.936	—	103.674

The nominal corporation tax rate for the Bank for 2013 and 2012 is 26% and 20% respectively.

Upon profit distribution a 25% withholding tax is imposed on distributed profits. However, for profit distributions approved from 1 January 2014 onwards the withholding tax is reduced to 10%.

NOTE 6:                         Earnings / (losses) per share

	Group		Bank
	31.3.2013	31.3.2012	31.3.2013	31.3.2012
		As restated		As restated
Profit/(loss) for the period attributable to NBG equity shareholders	26.800	(730.608)	(218.236)	(908.025)
Less: dividends on preference shares and preferred securities	(1.192)	(1.948)	—	—
Add: gain on redemption of preferred securities, net of tax	1.012	110.344	—	—
Profit/(loss) for the period attributable to NBG ordinary shareholders	26.620	(622.212)	(218.236)	(908.025)

Weighted average number of ordinary shares outstanding for basic and diluted EPS as adjusted	109.133.505	95.565.667	109.134.584	95.609.048

Earnings / (losses) per share - Basic and diluted	€0,24	€(6,51)	€(2,00)	€(9,50)

Notes to the Financial Statements

Group and Bank

On 29 April 2013, the 2nd Repeat Extraordinary General Meeting of the Bank’s shareholders approved the reverse split of the ordinary shares at a ratio of 10 existing shares of €1,00 per share are exchanged with 1 new share of €10,00 per share. This adjustment, is applied retrospectively to all periods presented, in accordance with the IFRS.

NOTE 7:                         Loans and advances to customers

	Group		Bank
	31.3.2013	31.12.2012	31.3.2013	31.12.2012
Mortgages	23.330.772	23.471.158	18.661.923	18.867.041
Consumer loans	9.156.283	8.983.668	4.888.257	4.938.563
Credit cards	6.909.423	6.724.961	1.414.063	1.469.719
Small business lending	6.404.953	6.275.334	3.546.690	3.611.120
Retail lending	45.801.431	45.455.121	28.510.933	28.886.443
Corporate and public sector lending	31.364.385	31.450.113	23.910.893	24.150.614
Total before allowance for impairment on loans and advances to customers	77.165.816	76.905.234	52.421.826	53.037.057
Less: Allowance for impairment on loans and advances to customers	(7.859.487)	(7.769.846)	(6.048.811)	(6.037.434)
Total	69.306.329	69.135.388	46.373.015	46.999.623

Included in the Group’s loans and advances to customers, as at 31 March 2013, are mortgage loans and corporate loans designated as at fair value through profit or loss amounting to €159.287 (2012: €181.470). The Bank has no loans and advances to customers designated as at fair value through profit or loss.

As at 31 March 2013, Corporate and public sector lending for the Group and the Bank includes a loan to the Greek state net of allowance for impairment of €6.008,6 million (2012: €5.903,1 million). The whole agreement with the Greek state relating to this loan also includes an embedded derivative that has been bifurcated and accounted for as a separate derivative.

NOTE 8:                         Non-current assets held for sale and liabilities associated with assets held for sale

On 16 January, 2013 the National Bank of Greece S.A. (“NBG”) announced that, in agreement with the Hellenic Republic Asset Development Fund S.A. (“HRADF”), it launched an international open competitive process for the identification of an investor, within the framework of a proposed joint exploitation of assets of the NBG Group and the HRADF at the “Mikro Kavouri” peninsula of Vouliagmeni (the “Process”).  Upon completion of the Process, it is expected that Astir Palace Vouliagmenis S.A. will cease to be a subsidiary undertaking of the Bank. The Process forms part of NBG’s capital enhancement plan and reflects the overall strategic approach of NBG in connection with the disposal of non-core participations of the Group. Based on the above Bank’s Management decision, the assets and liabilities of Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A. were reclassified in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations” (€255.242 for the Bank).  Furthermore, the investment in Eurobank amounting to €114.267 for the Group and the Bank (Cost of €273.216 less impairment of €158.948) has been classified as non-current held for sale (see notes 4 &14).

Analysis of Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A. assets and liabilities

Group
31.3.2013
Cash and cash equivalents and due from banks	69
Intangible and tangible assets	187.148
Deferred tax assets	984
Other	16.261
Total assets	204.462

Current income tax liabilities	500
Retirement benefit obligations	1.168
Other	7.154
Total liabilities associated with assets held for sale	8.822

Notes to the Financial Statements

Group and Bank

NOTE 9:                         Due to customers

	Group		Bank
	31.3.2013	31.12.2012	31.3.2013	31.12.2012
Deposits:
Individuals	44.874.920	44.317.918	31.815.781	31.828.270
Corporate	10.909.290	10.794.071	6.473.376	6.062.282
Government and agencies	4.297.431	3.230.714	3.574.154	2.736.938
Total deposits	60.081.641	58.342.703	41.863.311	40.627.490
Securities sold to customers under agreements to repurchase	16.380	11.437	3.620	4.322
Other	388.049	367.800	288.146	276.228
Total	60.486.070	58.721.940	42.155.077	40.908.040

	Group		Bank
	31.3.2013	31.12.2012	31.3.2013	31.12.2012
Deposits:
Savings accounts	16.760.009	17.087.864	15.133.842	15.664.210
Time deposits	35.960.960	34.200.898	20.904.137	19.782.892
Current accounts	2.306.607	2.485.046	1.230.942	1.317.536
Sight deposits	4.575.337	4.100.026	4.151.568	3.417.783
Other deposits	478.728	468.869	442.822	445.069
	60.081.641	58.342.703	41.863.311	40.627.490
Securities sold to customers under agreements to repurchase	16.380	11.437	3.620	4.322
Other	388.049	367.800	288.146	276.228
	404.429	379.237	291.766	280.550
Total	60.486.070	58.721.940	42.155.077	40.908.040

Included in due to customers are deposits, which contain one or more embedded derivatives. The Group has designated these deposits as financial liabilities at fair value through profit or loss.

As at 31 March 2013, these deposits amount to €1.902.650 (2012: €2.954.945) for both the Group and the Bank.

NOTE 10:                  Debt securities in issue, other borrowed funds and preferred securities

On 20 March 2013, Finansbank issued TL 400,0 million Fixed Rate Notes maturing in 6 months, bearing a 7,15% coupon payable together with the principal on maturity.

NOTE 11:                  Contingent liabilities, pledges, transfers of financial assets and commitments

a. Legal proceedings

The Group is a defendant in certain claims and legal actions arising in the ordinary course of business. For the cases for which an accrual has not been recognized, Management is unable to estimate the possible losses because the proceedings may last for many years, many of the proceedings are in early stages, there is uncertainty of the likelihood of the final result, there is uncertainty as to the outcome of pending appeals and there are significant issues to be resolved. However, in the opinion of the Management, after consultation with its legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated or separate statement of financial position, income statement and cash flow statement.  However, at 31 March 2013 the Group and the Bank have provided for cases under litigation the amounts of €76,3 million and €51,1 million respectively.

b. Pending tax audits

The tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final. Additional taxes and penalties may be imposed as a result of such tax audits; although the amount which cannot be determined at present, it is not expected to have a material effect on the consolidated or separate statement of financial position of the Group and the Bank. The Bank has been audited by the tax authorities up to and including the year 2008.  The financial years 2009 and 2010 are currently being audited by the tax authorities and the financial year 2012 is currently audited by the certified public accountant of the Bank, Deloitte Hadjipavlou Sofianos & Cambanis S.A. By the date these interim financial statements were approved for issue the tax audit for 2012 has not been completed and therefore the related tax liabilities, if any, has not been finalized, however it is not expected to have a material effect on the financial position of the Bank and

Notes to the Financial Statements

Group and Bank

the Group.  The financial year 2011 was audited by the certified public accountant of the Bank, Deloitte Hadjipavlou Sofianos & Cambanis S.A., in accordance with article 82 of Law 2238/1994 and the tax audit certificate was unqualified and issued on 27 July 2012. Based on Ministerial Decision 1159/22.7.2011, the 2011 financial year will be considered final for tax audit purposes 18 months after the issue of the tax audit certificate during which period, the tax authorities are entitled to re-examine the tax books of the Bank.

As at 31 March 2013, the accumulated provisions recognised by the Group and the Bank, in relation to unaudited tax years amounted to €9.882 thousand and €7.796 thousand respectively.

For the subsidiaries and associates regarding unaudited tax years refer to Note 18.

c. Credit commitments

In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract. Commercial letters of credit ensure payment by a bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. All of these arrangements are related to the normal lending activities of the Group. The Group’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual notional amount of those instruments.

The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

	Group		Bank
	31.3.2013	31.12.2012	31.3.2013	31.12.2012
Commitments to extend credit*	15.184.043	14.517.591	4.605.493	4.824.369
Standby letters of credit and financial guarantees written	5.499.694	5.586.816	3.591.562	3.625.492
Commercial letters of credit	570.552	594.392	278.516	304.808
Total	21.254.289	20.698.799	8.475.571	8.754.669

* Commitments to extend credit at 31 March 2013 include amounts of €22,8 million for the Group (31 December 2012: €25,0 million) and €22,8 million for the Bank (31 December 2012: €25,0 million), which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are used in the Risk Weighted Assets calculation for capital adequacy purposes under regulatory rules currently in force.

d. Assets pledged

	Group		Bank
	31.3.2013	31.12.2012	31.3.2013	31.12.2012
Assets pledged as collateral	33.918.623	33.843.450	33.340.789	33.552.008

As at 31 March 2013, the Group and the Bank have pledged mainly for funding purposes with the Eurosystem, the European Investment Bank and other central Banks the following instruments

•                  trading and investment debt securities of €4.582,4 million,

•                 bonds covered with mortgage loans amounting to €8.400,0 million,

•                  securitized notes backed with mortgage loans, receivables from public sector, consumer and auto loans and credit cards amounting to €9.121,2 million and

•                  loans and advances to customers amounting to €11.815,1 million.

Additionally to the amounts in the table above, the Bank has pledged for funding purposes with the Eurosystem, the following off balance sheet items :

•                  floating Rate notes of €14.798,3 million, issued under the government-guaranteed borrowing facility provided by Law 3723/2008 (pillar II) and held by the Bank,

•                  Greek government bonds of €787,0 million obtained from Public Debt Management Agency under the provisions of Law 3723/2008 (pillar III), collateralized with shipping and mortgage loans and loans to small businesses, and

•                  EFSF bonds of €9.756,0 million obtained as an advance from HFSF for the participation in the Bank’s future share capital increase.

In addition to the pledged items presented in the table above, as at 31 March 2013, the Group and the Bank has pledged an amount of €321,5 million included in due from banks with respect to a guarantee for the non-payment risk of the Hellenic Republic.

e. Operating lease commitments

	Group		Bank
	31.3.2013	31.12.2012	31.3.2013	31.12.2012
No later than 1 year	93.629	88.664	87.967	87.823
Later than 1 year and no later than 5 years	274.243	258.633	344.600	344.350
Later than 5 years	142.494	137.495	937.169	952.832
Total	510.366	484.792	1.369.736	1.385.005

The major part of operating lease commitments of the Bank relates to the operating lease rentals to NBG Pangaea Reic, a real estate investment company of the Group.  The leases typically run for a period of up to 20 years, with an option to renew the lease after the period. However, the Bank may terminate them following a three-month notice.

Notes to the Financial Statements

Group and Bank

NOTE 12:                  Share capital, share premium and treasury shares

Share Capital — Ordinary Shares

The total number of ordinary shares as at 31 March 2013 and 31 December 2012 was 1.226.601.200 and 956.090.482 respectively, with a nominal value of €1,0 and €5,0 per share respectively.

On 23 November 2012, the 2nd Repeat Extraordinary General Meeting of the Bank’s shareholders approved (i) the reduction in the Bank’s share capital through a reduction in the nominal value of the shares from €5,00 to €1,00 per share, as per article 4 para 4a of the Company Law 2190/1920 as amended, with the formation of a special reserve of an equal amount, and (ii)the increase in the Bank’s share capital  with the issuance of new ordinary shares that will be subscribed in kind, that is, shares of Eurobank Ergasias S.A. (“Eurobank”), up to 552.948.427 ordinary voting shares of Eurobank, of nominal value €2,22 per share. This share capital increase was covered exclusively by the shareholders of Eurobank , who accepted the tender offer, with abolition of the preemptive rights of existing shareholders. The Ministry of Development approved the above decision on 12 February 2013. This increase was partially covered (84,35%) through the contribution of 466.397.790 Eurobank shares (the “Tendered Shares”).

At its meeting of 22 February 2013 the Bank’s Board of Directors confirmed the Increase, pursuant to partial coverage thereof. As a result the Bank’s share capital increased by €270.511 by issuing 270.510.718 ordinary shares with nominal value of €1,0 per share.  The fair value of these shares issued as the consideration paid for Eurobank amounted to €273.216 and was based on the closing price of Bank’s share on the ATHEX on 15 February 2013.

On 29 April 2013, the 2nd Repeat Extraordinary General Meeting of the Bank’s shareholders approved the reverse split of the ordinary shares at a ratio of 10 existing shares of €1,00 per share are exchanged with 1 new share of €10,00 per share.  Furthermore, in the same meeting it is approved the reduction in the nominal value from €10,00 per share to €0,30 per share as per article 4 para 4a of the Company Law 2190/1920 as amended, with the formation of a special reserve of an equal amount.

Share Capital — Preference Shares

On 6 June 2008, the Bank issued 25.000.000 non-cumulative, non-voting, redeemable preference shares, of a nominal value of €0,3 each. The shares were offered at a price of USD 25 per preference share in the form of American Depositary Shares in the United States and are evidenced by American Depositary Receipts and listed on the New York Stock Exchange. The annual dividend is set to USD 2,25 per preference share.

On 21 May 2009, following the Extraordinary General Meeting of the Bank’s Shareholders held on 22 January 2009, the Bank issued, 70.000.000 Redeemable Preference Shares at a nominal value of €5,0 each with the cancellation of the pre-emptive rights of the existing shareholders in favour of the Greek State, in accordance with the Law 3723/2008.

On 22 December 2011, the Extraordinary General Meeting of the Bank’s Shareholders approved a) the share capital increase by €1.000 million through the issue of additional 200.000.000 Redeemable Preference Shares at a nominal value of €5,0 each with the cancellation of the pre-emptive rights of the existing shareholders in favour of the Greek State, in accordance with the Law 3723/2008 and b) the revocation of the decision of the Extraordinary General Meeting of the Bank’s Shareholders held on 26 November 2010 regarding the repurchase by the Bank of the 70.000.000 Redeemable Preference Shares in favour of the Greek State, in accordance with the Law 3723/2008.

On 30 December 2011, following the above decision, the Bank issued the 200.000.000 Redeemable Preference Shares at a nominal value of €5,0 each.

Share Capital — Total

Following the above, the total paid-up share capital of the Bank amounts to €2.584.101 divided into:

	Bank
	# of shares	Par value	Amount

Ordinary shares	1.226.601.200	1,0	1.226.601
Non-cumulative, non-voting, redeemable preference shares	25.000.000	0,3	7.500
Redeemable preference shares in favour of the Greek State	270.000.000	5,0	1.350.000
Total share capital			2.584.101

Share premium

The movement of the share premium is as follows:

	Group		Bank
	2013	2012	2013	2012
At 1 January	3.326.063	3.326.063	3.324.623	3.324.623
Share capital increase	2.705	—	2.705	—
Share capital issue costs	(3.107)	—	(3.107)	—
At 31 March /December	3.325.661	3.326.063	3.324.221	3.324.623

Treasury shares

Following the restrictions of Law 3723/2008 regarding the Hellenic Republic’s Bank Support Plan, the Bank possesses no treasury shares.  At a Group level, the treasury shares transactions are conducted by NBG Securities S.A.  At 31 March 2013, the treasury shares transactions are summarized as follows:

	Group
	No of shares	€’000s
At 1 January 2012	62.972	110
Purchases	60.711.618	121.396
Sales	(60.763.827)	(121.483)
At 31 December 2012	10.763	23

Purchases	3.563.689	5.162
Sales	(3.563.689)	(5.162)
At 31 March 2013	10.763	23

Notes to the Financial Statements

Group and Bank

NOTE 13:                  Tax effects relating to other comprehensive income / (expense) for the period

Group

	3 month period ended			3 month period ended
	31.3.2013			31.3.2012
	Gross	Tax	Net	Gross	Tax	Net
				As restated
Items that may be reclassified subsequently to profit or loss:
Unrealised gains / (losses) for the period	(24.273)	(1.428)	(25.701)	(31.092)	(32.757)	(63.849)
Less: Reclassification adjustments included in the income statement	(43.411)	10.705	(32.706)	21.517	(5.374)	16.143
Available-for-sale securities	(67.684)	9.277	(58.407)	(9.575)	(38.131)	(47.706)
Currency translation differences	75.698	—	75.698	82.271	—	82.271
Net investment hedge	—	—	—	—	—	—
Cash flow hedge	3.917	(783)	3.134	—	(570)	(570)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of the net defined benefit liability / asset	—	(101)	(101)	(198)	—	(198)
Other comprehensive income / (expense) for the period	11.931	8.393	20.324	72.498	(38.701)	33.797

Bank

	3 month period ended			3 month period ended
	31.3.2013			31.3.2012
	Gross	Tax	Net	Gross	Tax	Net

Items that may be reclassified subsequently to profit or loss:
Unrealised gains / (losses) for the period	89	—	89	(179.221)	(15.807)	(195.028)
Less: Reclassification adjustments included in the income statement	6.533	—	6.533	18.943	(3.787)	15.156
Available-for-sale securities	6.622	—	6.622	(160.278)	(19.594)	(179.872)
Currency translation differences	(131)	—	(131)	443	—	443
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of the net defined benefit liability / asset	—	—	—	—	—	—
Other comprehensive income / (expense) for the period	6.491	—	6.491	(159.835)	(19.594)	(179.429)

NOTE 14:                  Acquisitions, disposals and other capital transactions (amended)

Acquisitions

In the first quarter of 2013, the following transactions took place:

Acquisition / deemed disposal of Eurobank Ergasias S.A.

On 5 October 2012, NBG announced a voluntary share exchange offer (the “Tender Offer”) to acquire all the outstanding ordinary registered shares, with a par value of €2,22 per share, issued by Eurobank at an exchange ratio of 58 NBG newly issued ordinary registered shares for 100 Eurobank shares. The Tender Offer was approved by the HCMC on 10 January 2013 and completed in February 2013. As of the date of completion of the Tender Offer on 15 February 2013, 84,35% of Eurobank’s shareholders had tendered their shares pursuant to the Tender Offer. As a result 270,5 million new NBG ordinary shares were issued, as described above. The fair value of these shares issued as the consideration paid for the Eurobank shares acquired amounted to €273,2 million and was based on the closing price of NBG’s share on the ATHEX on 15 February, 2013. The related acquisition costs amounted to €10,3 million.

On 28 March, 2013, the Bank of Greece sent letters to the Bank and Eurobank, stating that each bank would have to proceed with the recapitalization which would have to be completed by the end of April 2013 and requesting them to proceed to the relevant necessary actions. On 1 April 2013, the Bank, jointly with Eurobank, sent to the Bank of Greece a letter requesting a formal extension for the recapitalization to 20 June 2013. In this letter, the Bank stated that an extension would allow the Bank adequate time to complete the merger with Eurobank and proceed with the recapitalization as a combined entity. This request was not approved by the Bank of Greece.

On 7 April 2013, the Bank of Greece announced that the recapitalization process for the four major banks (NBG, Eurobank,

Notes to the Financial Statements

Group and Bank

Alpha Bank S.A. and Piraeus Bank S.A.) would proceed. On 8 April, 2013, the Bank and Eurobank issued a press release stating that the two banks, in agreement with the institutional authorities, would be recapitalized fully and independently of one another. Accordingly, the merger process was suspended.

On 22 April 2013, Eurobank’s board of directors announced that it would propose at the general shareholders meeting on 30 April 2013, that all rights be issued without offering preemptive rights to the existing shareholders. On 30 April 2013, this proposal was approved at the general shareholders meeting. As a result, the recapitalization of Eurobank through the HFSF will lead to our shareholding in Eurobank (in which we currently hold 84,4% following the Tender Offer) being reduced to a shareholding of less than 5%, with the HFSF having full voting rights for the Eurobank shares acquired. In any case, according to the applicable Greek legislation, the shares owned by the HFSF in both banks (regardless whether the 10% of private sector participation during the recapitalization is achieved or not) bear full voting rights (article 7a par. 1 Greek Law 3864/2010) with respect to the approval of significant corporate actions, such as the merger procedure, and hence NBG cannot complete the merger with Eurobank without a consenting vote by the HFSF.

The following table summarises the carrying amount of assets and liabilities of the Eurobank Group as of 31 December 2012, based on Eurobank’s published, audited by statutory auditor, consolidated financial statements for the year ended 31 December 2012.

€ million	31.12.2012
ASSETS
Cash and balances with central banks	2.065
Due from banks	4.693
Financial assets at fair value through profit or loss and derivatives	2.598
Loans and advances to customers	43.171
Investment securities	9.469
Other assets	5.657
Total assets	67.653

LIABILITIES
Due to banks	31.819
Derivative financial instruments	2.677
Due to customers	30.752
Debt securities in issue & other borrowed funds	1.365
Other liabilities	1.695
Total liabilities	68.308
Total net assets	(655)

Source: Eurobank’s published, audited by statutory auditor, consolidated financial statements for the year ended December 31, 2012, prepared in accordance with IFRS as adopted in the European Union.

Given the above extremely rare events, Management, based on the provisions of paragraph 19 of IAS 1 “Presentation of Financial Statements”, assessed that the accounting treatment and presentation which reflect more faithfully the substance of the transaction and consequently the financial position, the financial performance and the cash flows of the Group is the presentation in the amended interim financial statements of the Group, of our investment in Eurobank, as “non-current asset held for sale” measured at the lower of its carrying amount and fair value instead of including it under the provisions of IFRS 3 “Business combinations”, IAS 27 “Consolidated and Separate Financial Statements” and presenting it as discontinued operations. In the latter case, Eurobank would be fully consolidated, affecting the financial position, the financial performance and the cash flows of the Group and hence the amended interim financial statements would be misleading to the users due to the fact that in the subsequent interim periods and on 31 December 2013 the Group will classify Eurobank as an AFS investment.

Management believes that the above are in accordance with the section “Qualitative characteristics of financial statements” of the Framework for the Preparation and Presentation of Financial Statements, which states that the qualitative characteristics that make the information provided in the financial statements useful to users are understandability, relevance, reliability and comparability. In addition, paragraph 35 of the same section states that the information included in the financial statements is necessary to be accounted for and presented in accordance with their substance and economic reality and not merely their legal form. The substance is that Eurobank following the approval by Eurobank’s General Meeting on 30 April 2013 for its  recapitalization solely from the HFSF, upon completion of its recapitalization, Eurobank will be controlled by the HFSF and the participation interest of the Bank will be less than 5%. Therefore, the inclusion of Eurobank in the amended interim financial statements of Group for a short period of time, from 15 February up to 31 March 2013, would make it more difficult for users to understand the financial results of the Group. Furthermore, it would not assist them in their decision making and the information would not reflect the substance of the specific transaction, considering all the events that occurred in relation to this transaction.

Considering all the above, Management believes that the amended interim financial statements are in accordance with all the applicable IFRSs, except for those stated above. The departure from these standards has taken place in order for the amended interim financial statements of the Group to achieve a fair presentation of the financial position as at 31 March 2013, and the related statements of income and comprehensive income, changes in equity and the cash flow for the period ended 31 March 2013.

Acquisition of KARELA S.A.

On 15 February 2013 NBG PANGAEA Reic acquired 100% of the share capital and obtained control of KARELA S.A. which is the owner of an office building superstructure of total gross area 29.900 sq.m. on a plot of total area 35.670 sq.m. located in Paiania Attica. The building at the date of acquisition was already leased to a third party. The consideration paid amounted to €56.166 in cash. The acquisition was part of NBG PANGAEA Reic investment policy and within the normal course of business of NBG PANGAEA Reic in order to increase its presence in the real estate market. The consideration transferred was less than the fair value of the net assets of the subsidiary acquired and the gain of €386 was recognised directly in the income statement to “Net other expenses”. Acquisition related costs of €87 have been charged to “General, administrative and other operating expenses” in the consolidated income statement for the three month period ended 31 March 2013.

The following table summarises the fair value of assets and liabilities acquired of KARELA S.A. as of the date of acquisition which is the 15 February 2013.

15.02.2013
ASSETS
Due from banks	3.319
Investment property	122.137
Other assets	347
Total assets	125.803

LIABILITIES
Due to banks	55.412
Derivative financial instruments	3.771
Other liabilities	10.068
Total liabilities	69.251
Net assets	56.552

Source:      Unaudited financial information

Other transactions

During the first quarter of 2013 Finansbank acquired 1,56% of Finans Investment Trust for total consideration of TL 306,6.

Notes to the Financial Statements

Group and Bank

NOTE 15:                  Related party transactions

The nature of the significant transactions entered into by the Group with related parties during the 3 month period ended 31 March 2013 and 2012 and the significant balances outstanding at 31 March 2013 and 31 December 2012 are presented below.

a. Transactions with members of the Board of Directors and management

The Group and the Bank entered into transactions with the members of the Board of Directors, the General Managers and the members of the Executive Committees of the Bank, the key management of other Group companies, as well as with the close members of family and entities controlled or jointly controlled by those persons.

All loans granted to related parties (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (iii) did not involve more than the normal risk of collectability or present other unfavourable features, except for the following transactions:

The Bank grants loans to its employees on preferential terms compared to customers that are not employees. This policy, which is common practice for banks in Greece, applies only to employees and not to close members of family and entities controlled by them. The preferential terms mainly refer to a lower fixed interest rate of 2,8% for mortgage loans, while collateral is required as in the ordinary course of business. As such, certain General Managers and members of the Executive Committees of the Bank have taken loans with reduced interest rates of total amount €5,7 million as of 31 March 2013 (31 December 2012: €5,6 million respectively). The list of the members of the Board of Directors of the Bank is presented under Note 1, “General Information”.

As at 31 March 2013, loans and deposits, at Group level, amounted to €20,0 million and €10,5 million respectively (31 December 2012: €20,3 million and €7,3 million respectively), whereas the corresponding figures at Bank level amounted to €19,4 million and €2,4 million (31 December 2012: €19,7 million and €2,9 million respectively).

Total compensation to related parties amounted to €6,2 million (31 March 2012: €6,2 million) for the Group and to €1,5 million (31 March 2012: €1,8 million) for the Bank, mainly relating to short-term benefits.

b. Transactions with subsidiaries, associates and joint ventures

Transactions and balances between the Bank, its subsidiaries, associates and joint ventures are set out in the table below. At a Group level, only transactions and balances with associates and joint ventures are included, as transactions and balances with subsidiaries are eliminated on consolidation.

	Group		Bank
	31.3.2013	31.12.2012	31.3.2013	31.12.2012

Assets	9.788	7.962	4.203.877	3.992.270
Liabilities	43.798	47.054	3.371.987	3.410.411
Letters of guarantee, contingent liabilities and other off balance sheet accounts	17.149	17.834	3.133.537	2.976.982

	3 month period ended		3 month period ended
	31.3.2013	31.3.2012	31.3.2013	31.3.2012

Interest, commission and other income	10.287	1.212	30.471	61.858
Interest, commission and other expense	2.487	1.394	56.532	72.223

c. Transactions with other related parties

The total receivables of the Group and the Bank from the employee benefits related funds as at 31 March 2013, amounted to €517,7 million (31 December 2012: €501,3 million).

The total payables of the Group and the Bank to the employee benefits related funds as at 31 March 2013, amounted to €114,2 million and €41,6 million respectively (31 December 2012: €111,5 million and €40,0 million respectively).

d. Transactions with HFSF

Following the contribution to the Bank by the HFSF of €9.756,0 million EFSF bonds as an advance for the participation in the Bank’s future share capital increase, subject to a pre-subscription agreement and in the context of Law 3864/2008 regarding the recapitalization of the Greek banks, the Bank considers the HFSF to be a related party as defined in IAS 24.

Notes to the Financial Statements

Group and Bank

NOTE 16:                  Capital adequacy and credit ratings

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios determined on a risk-weighted basis, capital (as defined) to assets, certain off-balance sheet items, and the notional credit equivalent arising from the total capital requirements against market risk, of at least 8%. At least half of the required capital must consist of ‘‘Tier I’’ capital (as defined), and the rest of ‘‘Tier II’’ capital (as defined). The framework applicable to Greek banks conforms to EU requirements, in particular the Own Funds, the Solvency Ratio and the Capital Adequacy Directives.  However, under the relevant European legislation, supervisory authorities of the member-states have some discretion in determining whether to include particular instruments as capital guidelines and to assign different weights, within a prescribed range, to various categories of assets.

As of 31 March 2013, Act 13/28.3.2013 of the Executive Committee of the Bank of Greece, established new additional limits of 9% and 6% for Core Tier I and Common Equity, respectively for the Group and the Bank.

In accordance with the BoG directives (Governor’s Act 2630/29.10.2010) the Group’s capital base includes all types of regulatory eligible Own Funds, among others, the share capital, the share premium account, the reserves and retained earnings, preferred securities and subordinated debt issues.

Within the context of the recapitalization plan, currently been implemented, the HFSF is committed to subscribe for any amount of unsubscribed share capital and / or the convertible bonds up to €9.756,0 million and has contributed EFSF bonds of total nominal value €9.756,0 million.

The capital adequacy ratios for the Group and the Bank, including the above contribution by the HFSF, are presented in the table below:

Capital adequacy (amounts in € million)

	Group		Bank
	31.3.2013	31.12.2012	31.3.2013	31.12.2012
		As restated*		As restated*
Capital:
Upper Tier I capital	7.226	7.068	5.296	5.373
Lower Tier I capital	534	562	390	390
Deductions	(2.151)	(2.036)	(458)	(375)
Tier I capital	5.609	5.594	5.228	5.388
Upper Tier II capital	101	367	322	470
Lower Tier II capital	18	18	18	18
Deductions	(119)	(56)	(234)	(170)
Total capital	5.609	5.923	5.334	5.706

Common equity	5.075	5.032	3.946	4.023
Core Tier I	5.075	5.032	4.838	4.998

Total risk weighted assets	58.946	64.521	41.239	47.543

Ratios:
Common equity	8,6%	7,8%	9,6%	8,5%
Core Tier I	8,6%	7,8%	11,7%	10,5%
Total	9,5%	9,2%	12,9%	12,0%

(*)The 2012 figures have been restated in accordance with the Act 13/28.3.2013 of the Executive Committee of the Bank of Greece.

The Group has already initiated actions aiming at improving its capital adequacy. In particular, on 23 May 2013 the Bank announced the results of the tender offer, dated 8 May 2013 and completed 22 May 2013, for the acquisition of the hybrid securities (see Note 19). Based on the capital adequacy information as at 31 March 2013 and taking into consideration the results of the tender offer, the Group’s Core Tier I ratio on pro-forma basis is 8,7%.

In addition, the Group has initiated the process for the disposal of its subsidiary Astir Palace Vouliagmeni S.A. which is expected to be completed towards the end of 2013, and intends to implement additional actions, already communicated to the Bank of Greece, which are expected to improve the Group’s Core Tier I such that the 9,0% threshold is achieved.

Notes to the Financial Statements

Group and Bank

Credit ratings

The following table presents the current credit ratings that have been assigned to the Bank by Moody’s Investors Service Limited (referred to below as “Moody’s”), Standard and Poor’s Rating Services (referred to below as “Standard and Poor’s”), Fitch Ratings Ltd. (referred to below as “Fitch”). All credit ratings have been recently affirmed and/or updated.

Rating Agency	Long term	Short term	Financial strength/ individual	Outlook
Moody’s	Caa2	NP	E	Negative
Standard & Poor’s	CCC	C	—	Negative
Fitch	B-	B	WD	Stable

NOTE 17:                  Fair values of financial assets and liabilities

a. Financial instruments not measured at fair value

The table below summarises the carrying amounts and fair values of those financial assets and liabilities not presented on the Group’s and the Bank’s statement of financial position at fair value and the fair value is materially different from the carrying amount.

Financial instruments not measured at fair value - Group

	Carrying amounts	Fair values
	31.03.2013	31.03.2013

Financial Assets
Loans and advances to customers	69.147.041	68.484.151
Held-to-maturity investment securities	351.772	393.383
Loans-and-receivables investment securities	2.744.742	2.031.792

Financial Liabilities
Due to customers	58.583.420	58.621.683
Debt securities in issue	1.668.945	1.668.365
Other borrowed funds	1.510.311	1.466.184

Financial instruments not measured at fair value - Bank

	Carrying amounts	Fair values
	31.03.2013	31.03.2013

Financial Assets
Loans and advances to customers	46.373.015	45.683.724
Held-to-maturity investment securities	1.048.396	1.402.739
Loans-and-receivables investment securities	2.476.261	1.827.908

Financial Liabilities
Due to customers	40.252.427	40.282.506
Other borrowed funds	202.281	80.116

Notes to the Financial Statements

Group and Bank

The following methods and assumptions were used to estimate the fair values of the above financial instruments at 31 March 2013.

The carrying amount of cash and balances with central banks, due from and due to banks as well as accrued interest, approximates their fair value.

Loans and advances to customers: The fair value of loans and advances to customers is estimated using discounted cash flow models. The discount rates are based on current market interest rates offered for instruments with similar terms to the same borrowers or borrowers of similar credit quality.

Held-to-maturity investment securities and loans-and-receivables investment securities: The fair value of held-to-maturity and loans and receivables investment securities is estimated using market prices, or using discounted cash flow models based on current market interest rates offered for instruments with similar credit quality.

Due to customers: The fair value for demand deposits and deposits with no defined maturity is determined to be the amount payable on demand at the reporting date. The fair value for fixed-maturity deposits is estimated using discounted cash flow models based on rates currently offered for the relevant product types with similar remaining maturities.

Debt securities in issue: Fair value is estimated using market prices, or if such are not available, using a discounted cash flow analysis, based on current market rates of similar maturity debt securities.

Other borrowed funds: Fair value of other borrowed funds is estimated using market prices, or if such are not available, either based on the prices with which the issuers completed tender offers with respect to these or similar instruments, or discounted cash flow analysis based on the Group’s current incremental borrowing rates for similar types of borrowings arrangements.

b. Financial instruments measured at fair value

The tables below present the fair values of those financial assets and liabilities presented on the Group’s and the Bank’s statement of financial position at fair value by fair value measurement level at 31 March 2013.

Financial instruments measured at fair value-Group

	Fair value measurement using
As at 31 March 2013	Level 1	Level 2	Level 3	Total asset/ liability at fair value
Assets
Financial assets at fair value through profit or loss	1.333.337	2.587.183	22.911	3.943.431
Derivative financial instruments	7.980	3.548.022	28.603	3.584.605
Loans and advances to customers designated as at fair value through profit or loss	—	159.288	—	159.288
Available-for-sale investment securities	3.443.048	1.434.783	69.345	4.947.176
Insurance related assets and receivables	304.568	7.383	11.221	323.172
Total Assets	5.088.933	7.736.659	132.080	12.957.672
Liabilities
Due to customers designated as at fair value through profit or loss	—	1.902.650	—	1.902.650
Derivative financial instruments	1.062	4.319.360	21.930	4.342.352
Debt securities in issue designated as at fair value through profit or loss	—	—	608.151	608.151
Other liabilities	3.638	265.017	—	268.655
Total Liabilities	4.700	6.487.028	630.081	7.121.808

Financial instruments measured at fair value- Bank

	Fair value measurement using
As at 31 March 2013	Level 1	Level 2	Level 3	Total asset/ liability at fair value
Assets
Financial assets at fair value through profit or loss	854.596	2.500.441	22.390	3.377.427
Derivative financial instruments	7.283	3.251.556	28.603	3.287.442
Available-for-sale investment securities	308.803	285.106	67.495	661.404
Total Assets	1.170.682	6.037.103	118.488	7.326.273
Liabilities
Due to customers designated as at fair value through profit or loss	—	1.902.650	—	1.902.650
Derivative financial instruments	509	4.008.315	12.619	4.021.443
Debt securities in issue designated as at fair value through profit or loss	—	—	608.151	608.151
Other liabilities	—	1.115.482	—	1.115.482
Total Liabilities	509	7.026.447	620.770	7.647.726

Notes to the Financial Statements

Group and Bank

Transfers from Level 1 to Level 2

No transfers of financial instruments from Level 1 to level 2 occurred in 2013.

Level 3 financial instruments

Level 3 financial instruments at 31 March 2013 include:

(a)         Derivative products, which are valued using valuation techniques with significant unobservable inputs, including certain correlation products, such as correlation between various interest indices or correlation between various currencies. They also include products where implied volatility represents a significant input and derivatives for which the CVA is based on significant unobservable inputs and the amount of the CVA is significant relative to the total fair value of the derivative.

(b)         Securities at fair value through profit or loss and available-for-sale securities, which are price-based and the price is obtained from the issuers of the securities or may be subject to liquidity adjustments.

(c)          Available-for-sale securities, for which the fair value was estimated based on the prices with which the issuers completed tender offers with respect to these or similar instruments.

(d)        Debt securities in issue designated as at fair value through profit or loss for which the fair value was estimated based on the price with which the Group completed a tender offer.

The table below presents a reconciliation of all Level 3 fair value measurements for the period ended 31 March 2013, including realized and unrealized gains/(losses) included in the “income statement” and “statement of other comprehensive income”.

Transfers into Level 3

In 2013 the main transfers from Level 2 into Level 3 include derivative instruments for which the bilateral “CVA” adjustment is significant to the base fair value of the respective instruments.

Reconciliation of fair value measurements in Level 3 — Group

	2013
	Securities at FVTPL	Net Derivative financial instruments	Available-for-sale investment securities	Insurance related assets and receivables	Debt securities in issue designated as at fair value through profit or loss
Balance at 1 January	33.140	7.870	95.295	11.135	600.066
Gain / (losses) included in Income statement	5.575	3.552	909	86	8.085
Gain / (losses) included in OCI	0	—	(3.711)	—	—
Purchases	0	32	0	—	—
Sales	—	—	(23.148)	—	—
Settlements	(15.804)	(10.425)	—	—	—
Transfer into/ (out of) level 3	—	5.644	—	—	—
Balance at 31 March	22.911	6.673	69.345	11.221	608.151

Reconciliation of fair value measurements in Level 3 — Bank

	2013
	Securities at FVTPL	Net Derivative financial instruments	Available-for-sale investment securities	Due to customers designated as at fair value through profit or loss

Balance at 1 January	32.628	18.590	70.297	600.066
Gain / (losses) included in Income statement	5566	2.143	909	8.085
Gain / (losses) included in OCI	—	—	(3.711)	—
Purchases	—	32	—	—
Settlements	(15.804)	(10.425)	—	—
Transfer into/ (out of) level 3	—	5.644	—	—
Balance at 31 March	22.390	15.984	67.495	608.151

Notes to the Financial Statements

Group and Bank

Gains and losses included in the Income statement have been reported in Net trading income and results from investment securities except for bonds amortisation of premium/ discount which amounts to €228 for the period ended 31 March 2013 which has been reported in “Net interest income” at Bank and Group Level.

Changes in unrealised gain/ (losses) of financial instruments measured at fair value using significant unobservable inputs (level 3) relating to trading assets, derivatives, Insurance related assets and receivables, debt securities in issue amount for the period ended 31 March 2013 to €(245), €1.644, €86 and NIL and to €(245), €236, NIL and NIL respectively for the Bank.

Valuation Process and Control Framework

The Group has various processes in place to ensure that the fair values of its assets and liabilities are reasonably estimated and has established a control framework which is designed to ensure that fair values are validated by functions independent of the risk-taker. To that end, the Group utilizes various sources for determining the fair values of its financial instruments and uses its own independent functions to validate these results where possible.

Fair values of debt securities are determined either by reference to prices for traded instruments in active markets, to external quotations or widely accepted financial models, which are based on market observable or unobservable information where the former is not available, as well as relevant market-based parameters such as interest rates, option volatilities, currency rates etc and may also include a liquidity risk adjustment where the Group considers as appropriate.

The Group may, sometimes, also utilize third-party pricing information, and perform validating procedures on this information or base its fair value on the latest transaction prices available, given the absence of an active market or similar transactions. All such instruments, including financial instruments which are subject to liquidity adjustments are categorized within the lowest level of the fair value hierarchy (i.e. Level 3).

Generally, fair values of debt securities, including significant inputs on the valuation models are independently checked and validated by the Middle Office and Risk Management function on a systematic basis.

Fair values of derivatives are determined by management using valuation models which include discounted cash-flow models, option pricing models or other appropriate models. Adequate control procedures are in place for the validation of these models, including the valuation inputs, on a systematic basis. Risk Management function and Middle Office department provide the control valuation framework necessary to ensure that the fair values are reasonably determined, reflecting current market circumstances and economic conditions. Furthermore, over-the-counter derivatives are also compared on a daily basis with counterparties’ valuations, under the daily collateral management process.

The liquidity risk adjustment reflects, among other things, the illiquid nature of certain financial instruments and the cost that would be incurred to close out certain financial positions of the Group either by unwinding or disposing the actual market risk that the Group has undertaken.

Market Valuation Adjustments

Counterparty credit risk adjustments are applied to all over-the-counter derivatives. Own credit risk adjustments are applied to reflect the Group’s own credit risk when valuing derivatives. Bilateral credit-risk adjustments consider the expected cash flows between the Group and its counterparties under the relevant terms of the derivative instruments and the effect of the credit-risk profile of the counterparties on the valuation of these cash flows. Where appropriate, we take into consideration the credit-risk mitigating arrangements including collateral agreements and master netting arrangements into estimating own and counterparty credit risk valuation adjustments.

Notes to the Financial Statements

Group and Bank

Quantitative Information about Level 3 Fair Value Measurements

		Valuation	Significant	Range of Inputs
Financial Instrument	Fair Value	Technique	Unobservable Input	Low	High
Assets
Financial assets at fair value through profit or loss	14.213	Price Based	Price	20,77	98,46
	8.698	Price Based	Liquidity Factor Adjustment	40,00%	40,00%
Investment Securities - Available-for-Sale	69.345	Price Based	Price	37,00	99,35
Net Derivatives
Interest Rate Swaps	2.014	Discounted Cash Flows	FX Correlation	-0,05	0,85
	4.874		Constant Maturity Swap correlation between different tenors (eg 2yr 10 yr)	0,68	0,93
Other Derivatives	2.388	Market Standard Black Scholes Model	FX pair correlation	-0,09	0,68
	3.138		Index volatility	0,05	0,30
	(703)	Market Standard Black Scholes Model - Internal Model for CVA/DVA	Credit Spread	1000 bps	1000 bps
	4.273	Discounted Cash Flows - Internal Model for CVA/DVA	Credit Spread	100 bps	1000 bps
Insurance related assets and receivables	11.221	Price Based	Price	101,61	77,92
Liabilities
Debt securities in issue designated as at fair value through profit or loss	608.151	Price Based	Price	70,00	70,00

Sensitivity of Fair Value Measurements to Changes in Unobservable Inputs

For equity derivatives, equity-linked options, and structured interest rate derivatives a reasonable change in volatilities and correlation inputs (e.g. the degree of correlation between an equity security and an index, between two different interest rates, or between interest rates and foreign exchange rates) may result in a significant impact to the fair value of the individual instrument; however the magnitude and the direction of the impact depends on whether the Group is long or short on the exposure among other factors. Due to the Group’s limited exposure to these instruments, a reasonable change in the above unobservable inputs would not be significant to the Group.

Additionally, within the Other Derivatives category there are foreign exchange swaps and forward instruments for which the bilateral credit-risk adjustment is significant in comparison to their fair value. The counterparty credit-risk adjustment in these cases is mainly driven by the internal ratings of the counterparty. A reasonable increase in the credit spread of these entities would result in an insignificant change of the financial instruments fair value, for the Group.

Notes to the Financial Statements

Group and Bank

NOTE 18:                  Group companies

		Tax years	Group		Bank
Subsidiaries	Country	unaudited	31.03.2013	31.12.2012	31.03.2013	31.12.2012

NBG Securities S.A. (**)	Greece	2009-2012	100,00%	100,00%	100,00%	100,00%
Ethniki Kefalaiou S.A. (**)	Greece	2010-2012	100,00%	100,00%	100,00%	100,00%
NBG Asset Management Mutual Funds S.A. (**)	Greece	2009-2012	100,00%	100,00%	81,00%	81,00%
Ethniki Leasing S.A. (**)	Greece	2010-2012	100,00%	100,00%	93,33%	93,33%
NBG Property Services S.A.	Greece	2010-2012	100,00%	100,00%	100,00%	100,00%
Pronomiouhos S.A. Genikon Apothikon Hellados (**)	Greece	2009-2012	100,00%	100,00%	100,00%	100,00%
NBG Bancassurance S.A. (**)	Greece	2010-2012	100,00%	100,00%	99,70%	99,70%
Innovative Ventures S.A. (I-Ven) (2)	Greece	2005-2012	100,00%	100,00%	—	—
Ethniki Hellenic General Insurance S.A. (**)	Greece	2010-2012	100,00%	100,00%	100,00%	100,00%
Audatex Hellas S.A.	Greece	2010-2012	70,00%	70,00%	—	—
National Insurance Brokers S.A.	Greece	2010-2012	95,00%	95,00%	—	—
ASTIR Palace Vouliagmenis S.A. (**)	Greece	2006-2012	85,35%	85,35%	85,35%	85,35%
ASTIR Marina Vouliagmenis S.A.	Greece	2012	85,35%	85,35%	—	—
Grand Hotel Summer Palace S.A.	Greece	2010-2012	100,00%	100,00%	100,00%	100,00%
NBG Training Center S.A.	Greece	2010-2012	100,00%	100,00%	100,00%	100,00%
Ethnodata S.A. (**)	Greece	2010-2012	100,00%	100,00%	100,00%	100,00%
KADMOS S.A.	Greece	2010-2012	100,00%	100,00%	100,00%	100,00%
DIONYSOS S.A.	Greece	2010-2012	99,91%	99,91%	99,91%	99,91%
EKTENEPOL Construction Company S.A.	Greece	2010-2012	100,00%	100,00%	100,00%	100,00%
Mortgage, Touristic PROTYPOS S.A.	Greece	2010-2012	100,00%	100,00%	100,00%	100,00%
Hellenic Touristic Constructions S.A.	Greece	2010-2012	77,76%	77,76%	77,76%	77,76%
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	2010-2012	100,00%	100,00%	100,00%	100,00%
Ethniki Factors S.A. (**)	Greece	2010-2012	100,00%	100,00%	100,00%	100,00%
NBG Pangaea Reic	Greece	—	100,00%	100,00%	100,00%	100,00%
Karela S.A.	Greece	2010-2012	100,00%	—	—	—
Finansbank A.S.(*)	Turkey	2008 & 2010-2012	99,81%	99,81%	82,23%	82,23%
Finans Finansal Kiralama A.S. (Finans Leasing) (*)	Turkey	2009-2012	98,78%	98,78%	29,87%	29,87%
Finans Yatirim Menkul Degerler A.S. (Finans Invest) (*)	Turkey	2008-2012	99,81%	99,81%	0,20%	0,20%
Finans Portfoy Yonetimi A.S. (Finans Portfolio Management) (*)	Turkey	2008-2012	99,81%	99,81%	0,01%	0,01%
Finans Yatirim Ortakligi A.S. (Finans Investment Trust) (*)	Turkey	2008-2012	89,99%	87,36%	5,30%	5,30%
IBTech Uluslararasi Bilisim Ve Iletisim Teknolojileri A.S. (IB Tech) (*)	Turkey	2008-2012	99,81%	99,81%	—	—
Finans Faktoring Hizmetleri A.S. (Finans Factoring)(*)	Turkey	2009-2012	99,81%	99,81%	—	—
NBG Malta Holdings Ltd	Malta	2006-2012	100,00%	100,00%	—	—
NBG Bank Malta Ltd	Malta	2005-2012	100,00%	100,00%	—	—
United Bulgarian Bank A.D. - Sofia (UBB)	Bulgaria	2010-2012	99,91%	99,91%	99,91%	99,91%
UBB Asset Management Inc.	Bulgaria	2004-2012	99,92%	99,92%	—	—
UBB Insurance Broker A.D.	Bulgaria	2007-2012	99,93%	99,93%	—	—
UBB Factoring E.O.O.D.	Bulgaria	2009-2012	99,91%	99,91%	—	—
Interlease E.A.D., Sofia	Bulgaria	2004-2012	100,00%	100,00%	100,00%	100,00%
Interlease Auto E.A.D.	Bulgaria	2008-2012	100,00%	100,00%	—	—
Hotel Perun — Bansko EOOD	Bulgaria	2012	100,00%	100,00%	—	—
NBG Securities Romania S.A.	Romania	2008-2012	100,00%	100,00%	73,12%	73,12%
Banca Romaneasca S.A. (*)	Romania	2008-2012	99,28%	99,28%	99,28%	99,28%
NBG Factoring Romania IFN S.A. (2)	Romania	2010-2012	99,28%	99,28%	—	—
NBG Leasing IFN S.A.	Romania	2008-2012	99,33%	99,33%	6,43%	6,43%
S.C. Garanta Asigurari S.A.	Romania	2003-2012	94,96%	94,96%	—	—
Vojvodjanska Banka a.d. Novi Sad (1)	Serbia	2005-2012	100,00%	100,00%	100,00%	100,00%
NBG Leasing d.o.o. Belgrade	Serbia	2004-2012	100,00%	100,00%	100,00%	100,00%
NBG Services d.o.o. Belgrade	Serbia	2009-2012	100,00%	100,00%	—	—
Stopanska Banka A.D.-Skopje	F.Y.R.O.M.	2004-2012	94,64%	94,64%	94,64%	94,64%
NBG Greek Fund Ltd	Cyprus	2007-2012	100,00%	100,00%	100,00%	100,00%
National Bank of Greece (Cyprus) Ltd	Cyprus	2006-2012	100,00%	100,00%	100,00%	100,00%
National Securities Co (Cyprus) Ltd (2)	Cyprus	—	100,00%	100,00%	—	—
NBG Management Services Ltd	Cyprus	2010-2012	100,00%	100,00%	100,00%	100,00%
Ethniki Insurance (Cyprus) Ltd	Cyprus	2011-2012	100,00%	100,00%	—	—
Ethniki General Insurance (Cyprus) Ltd	Cyprus	2011-2012	100,00%	100,00%	—	—
National Insurance Agents & Consultants Ltd	Cyprus	2008-2012	100,00%	100,00%	—	—
The South African Bank of Athens Ltd (S.A.B.A.)	S. Africa	2011-2012	99,74%	99,74%	94,39%	94,39%
NBG Asset Management Luxemburg S.A.	Luxembourg	—	100,00%	100,00%	94,67%	94,67%
NBG International Ltd	U.K.	2004-2012	100,00%	100,00%	100,00%	100,00%
NBGI Private Equity Ltd	U.K.	2004-2012	100,00%	100,00%	—	—
NBG Finance Plc	U.K.	2004-2012	100,00%	100,00%	100,00%	100,00%
NBG Finance (Dollar) Plc	U.K.	2008-2012	100,00%	100,00%	100,00%	100,00%
NBG Finance (Sterling) Plc	U.K.	2008-2012	100,00%	100,00%	100,00%	100,00%
NBG Funding Ltd	U.K.	—	100,00%	100,00%	100,00%	100,00%
NBGI Private Equity Funds	U.K.	2004-2012	100,00%	100,00%	—	—
Revolver APC Limited (Special Purpose Entity)	U.K.	2012	—	—	—	—
Revolver 2008-1 Plc (Special Purpose Entity)	U.K.	2012	—	—	—	—
Titlos Plc (Special Purpose Entity)	U.K.	2012	—	—	—	—
Spiti Plc (Special Purpose Entity)	U.K.	2012	—	—	—	—
Autokinito Plc (Special Purpose Entity)	U.K.	2012	—	—	—	—
Agorazo Plc (Special Purpose Entity)	U.K.	2012	—	—	—	—
NBGI Private Equity S.A.S.	France	2008-2012	100,00%	100,00%	—	—
NBG International Holdings B.V.	The Netherlands	2012	100,00%	100,00%	100,00%	100,00%
CPT Investments Ltd	Cayman Islands	—	100,00%	100,00%	100,00%	100,00%
Banka NBG Albania Sh.a.	Albania	2012	100,00%	100,00%	100,00%	100,00%

(*) % of participation includes the effect of put and call option agreements.

(**) Companies for which tax audit certificates have been issued, however the year will be considered final 18 months after the issuance of the tax certificates, during which period, the tax authorities are entitled to re-examine the tax books.

(1) National Bank of Greece a.d. Beograd which was merged with Vojvodjanska Banka a.d. Novi Sad has been tax audited up to 2000.

(2) Companies under liquidation.

Notes to the Financial Statements

Group and Bank

		Tax years	Group		Bank
The Group’s and Bank’s associates are as follows:	Country	unaudited	31.03.2013	31.12.2012	31.03.2013	31.12.2012

Social Securities Funds Management S.A. (**)	Greece	2010-2012	20,00%	20,00%	20,00%	20,00%
Larco S.A. (1)	Greece	2009-2012	33,36%	33,36%	33,36%	33,36%
Eviop Tempo S.A.	Greece	2009-2012	21,21%	21,21%	21,21%	21,21%
Teiresias S.A. (**)	Greece	2008-2012	39,34%	39,34%	39,34%	39,34%
Hellenic Spinning Mills of Pella S.A.(2)	Greece	—	20,89%	20,89%	20,89%	20,89%
Planet S.A. (**)	Greece	1.7.2009-31.12.2012	36,99%	36,99%	36,99%	36,99%
Pyrrichos Real Estate S.A.	Greece	2010-2012	21,83%	21,83%	21,83%	21,83%
Aktor Facility Management S.A. (**)	Greece	2010-2012	35,00%	35,00%	35,00%	35,00%
Bantas A.S. (Cash transfers and Security Services)	Turkey	2009-2012	33,27%	33,27%	—	—
Finans Emeklilik ve Hayat A.S. (Finans Pension)	Turkey	2008-2012	48,91%	48,91%	—	—
UBB AIG Insurance Company A.D.	Bulgaria	2007-2012	59,97%	59,97%	—	—
UBB Alico Life Insurance Company A.D.	Bulgaria	2009-2012	59,97%	59,97%	—	—
Drujestvo za Kasovi Uslugi AD (Cash Service Company)	Bulgaria	2010-2012	19,98%	19,98%	—	—

(**) Companies for which tax audit certificates have been issued, however the year will be considered final after 18 months.

(1) From 2010, Larco S.A. has been reclassified to Non-current assets held for sale.

(2) Under liquidation.

NOTE 19:                  Events after the reporting period

Tender offer for the acquisition of preferred securities

On 8 May 2013, the Bank announced a voluntary tender offer for the acquisition of any and all of the five series of the preferred securities (hybrid securities) issued by its subsidiary NBG Funding Limited. The results of the tender offer were announced on 23 May 2013. Based upon the aggregate nominal amounts of the securities validly tendered for purchase pursuant to the Offer, the Bank has determined that the final aggregate nominal amount of each series accepted for purchase is as follows:

Securities	Purchase Price	Aggregate nominal amount in million accepted for purchase pursuant to the Offer (amounts in millions)		Aggregate nominal amount in million not held by the Bank after the settlement date(1) (amounts in millions)
Series A	40.0%		€36,6		€19,2
Series B	40.0%		€20,2		€18,0
Series C	40.0%	USD	24,6	USD	14,1
Series D	40.0%		€12,9		€21,9
Series E	40.0%	GBP	0,5	GBP	8,7

(1) For each series, determined as the aggregate nominal outstanding amount of the relevant series less (i) Securities purchased by the Bank prior to the commencement of the relevant Offer and (ii) Securities purchased by the Bank pursuant to the relevant Offer.

The settlement date for the purchase by the Bank of the preferred securities that were validly tendered will be 27 May 2013 and the purchase was funded by existing liquidity reserves of the Bank.

The transfer of assets and liabilities of First Business Bank (“FBB”)

After a bidding process conducted by the Bank of Greece according to Greek Law 3601/2007, the Bank acquired, free of any payment, the assets and liabilities of FBB after the non performing assets have been excluded. As of 13 May 2013, the network of 19 branches that FBB operates under the umbrella and the responsibility of the National Bank of Greece, with the FBB’s customers transactions, deposits and loans, been normally carried out without any change.

As at 31 March 2013 and according to the Bank of Greece, the acquired assets and liabilities of FBB included the following:

•                  €1.382,0 million of total assets, including loans before provisions of €1.230,2 million and other assets of €151,8 million.

•                  €1.402,4 million of total liabilities, including deposits of €1.241,2 million and other liabilities of €161,2 million.

Other

On 4 April 2013 Finansbank has issued bonds with TL 475.812 nominal value, 6 months maturity and 6,95% interest rate.

On 19 April 2013 Finansbank has issued bonds with TL 124.188 nominal value, 12 months maturity and 7,8% interest  rate.

On 2 May 2013, following the Bank’s participation in the Hellenic Republic’s Bank Support Plan, the Bank issued Floating Rate Notes of €4.500,0 million bearing an interest rate of three-month Euribor plus a margin of 1.200 bps. These Notes were held by the Bank and therefore, were not presented as liabilities on the Group’s and the Bank’s Statement of Financial Position.

Notes to the Financial Statements

Group and Bank

NOTE 20:                  Foreign exchange rates

		Fixing	Average	Average
FROM	TO	31.03.2013	1.1 — 31.03.2013	1.1 — 31.03.2012

ALL	EUR	0,00715	0,00729	0,00731
BGN	EUR	0,51130	0,51130	0,51130
EGP	EUR	0,11366	0,11409	0,12706
GBP	EUR	1,18259	1,16302	1,19871
MKD	EUR	0,01623	0,01624	0,01636
RON	EUR	0,22628	0,22811	0,22995
TL	EUR	0,43081	0,42661	0,42473
USD	EUR	0,78094	0,77073	0,76320
RSD	EUR	0,00893	0,00899	0,00931
ZAR	EUR	0,08460	0,08414	0,09849

NOTE 21:                  Reclassifications of financial assets

The following table presents the carrying amount by nature of security, as at 31 March 2013 of the financial instruments that have been reclassified during 2008 and 2010 and are still held by the Bank and the Group:

	Group			Bank
31 December 2012	Transferred in 2008	Transferred in 2010	Total	Transferred in 2008	Transferred in 2010	Total

Greek Government bonds	—	892.870	892.870	—	892.870	892.870
Sovereign bonds (other than GGBs)	18.036	8.489	26.525	—	8.489	8.489
Debt securities issued by Greek financial institutions	36.441	72.347	108.788	9.241	9.016	18.257
Debt securities issued by foreign financial institutions	14.775	75	14.850	5.257	75	5.332
Debt securities issued by Greek corporate entities	—	54.272	54.272	—	—	—
Debt securities issued by foreign corporate entities	7.565	—	7.565	—	—	—
Equity securities	10.034	—	10.034	6.078	—	6.078
Mutual funds	2.478	—	2.478	—	—	—
Total	89.329	1.028.053	1.117.382	20.576	910.450	931.026

The information presented below refers to reclassifications of financial instruments:

Group

In 2010, the Group reclassified certain available-for-sale and trading securities as loans-and-receivables, and certain trading securities to the available-for-sale and held-to-maturity categories. On 31 March 2013, the carrying amount of the securities reclassified in 2010 and are still held by the Group is €1.028,1 million. The market value of these securities is €313,0 million. During the period ended 31 March 2013, €5,2 million of interest income were recognised. Had these securities not been reclassified, net trading income and results from investments securities for the period ended 31 March 2013 would have been higher by €1,5 million (€1,3 million net of tax), and the available-for-sale securities reserve, net of tax, would have been lower by €12,5 million.

In 2008, the Group reclassified certain available-for-sale and trading securities as loans-and-receivables, and certain trading securities to the available-for-sale and held-to-maturity categories. On 31 March 2013, the carrying amount of the securities reclassified in 2008, are still held by the Group and have not been reclassified again subsequently is €89,3 million. The market value of these securities is €76,2 million. During the period ended 31 March 2013, €0,7 million of interest income and €2,7 million of impairment loss were recognised. Had these securities not been reclassified, net trading income and results from investments securities for the period ended 31 March 2013 would have been higher by €0,6 million and the available-for-sale securities reserve would have been lower by €0,4 million.

Bank

In 2010, the Bank reclassified certain available-for-sale and trading securities as loans-and-receivables, and certain trading securities to the available-for-sale and held-to-maturity categories. On 31 March 2013, the carrying amount of the securities reclassified in 2010 and are still held by the Group is €910,4 million. The market value of these securities is €222,8 million. During the period ended 31 March 2013, €3,6 million of interest income were recognised. Had these securities not been reclassified, net trading income and results from investments securities for the period ended 31 March 2013 would have been higher by €0,6 million, and the available-for-sale securities reserve would have been lower by €11,8 million.

In 2008, the Bank reclassified certain trading securities as loans-and-receivables or available-for-sale. On 31 March 2013, the carrying amount of the securities reclassified in 2008, are still held

Notes to the Financial Statements

Group and Bank

by the Group and have not been reclassified again subsequently, is €20,6 million. The market value of these securities is €17,9 million. During the period ended 31 March 2013, €0,2 million of interest income and €0,1 million of impairment loss were recognised. Had these securities not been reclassified, net trading income and results from investments securities for the period ended 31 March 2013 would have been lower by €0,5 million and the available-for-sale securities reserve would have been higher by €0,5 million.

NOTE 22:                  Restatements of financial assets

Restatement of Income Statement for the period ended 31 March 2012

At 31 March 2012, the Group and the Bank recorded additional impairment charges regarding the Greek government bonds that were exchanged in the PSI, due to the revised estimate of the fair value of the new Greek government bonds by using a higher discount rate, compared to the one used at the 31 December 2011 assessment. At the time the interim financial statements for the Group and the Bank for the period ended 31 March 2012 were issued, the international accounting community had not reached a final consensus whether, immediately after their issuance, the market for the new Greek government bonds issued in the context of the PSI was active or not.

Subsequent to the issuance of the interim financial statements for the period ended 31 March 2012, the international accounting community reached a consensus that, immediately after their issuance, the market for the new Greek government bonds issued in the context of the PSI was active. The Group and the Bank endorsed this conclusion and used the market prices to initially recognise the new Greek government bonds received in the context of the PSI. As a result, the amount of the impairment charge recognised in the 3 month period ended 31 March 2012 increased to take into consideration these market prices and the income statement and the statement of comprehensive income were restated as presented in the tables below.

Furthermore, as of 1 January 2013 the amended IAS 19 “Employee benefits” is retrospectively applicable. Based on the Group’s assessment, the loss for the period ended 31 December 2012  reduced by €12,7 million and €9,7 million for the Group and the Bank, respectively, and other comprehensive income for the year then ended reduced by €53,4 million and €34,5 million for the Group and the Bank, respectively (1 January 2012: decrease in retained earnings by €113,9 million and €110,9 million for the Group and the Bank, respectively) with the corresponding adjustments recognised in the retirement benefit obligation and deferred income tax liabilities/assets. This net effect mainly related to the following adjustments, including their income tax effects: a) full recognition of actuarial losses through other comprehensive income and increase in the net liability; b) immediate recognition of past service costs in profit or loss and a decrease in the net liability and c) reversal of the difference between the gain arising from the expected rate of return on pension plan assets and the discount rate through other comprehensive income.

Therefore, the income statement, the statement of comprehensive income and the statement of changes in equity were restated as follows:

	Group			Bank
		31.12.2012			31.12.2012
	As restated	As previously reported	Restatements	As restated	As previously reported	Restatements
Deferred tax assets	1.297.387	1.297.936	(549)	—	—	—
Total assets	104.798.224	104.798.773	(549)	—	—	—

Deferred tax liabilities	80.355	84.099	(3.744)	—	—	—
Retirement benefit obligations	387.916	229.846	158.070	328.458	192.797	135.661
Total liabilities	106.840.662	106.686.336	(154.326)	81.869.737	81.734.076	135.661
Reserves and retained earnings	(11.748.418)	(11.593.487)	(154.931)	(13.392.830)	(13.257.169)	(135.661)
Equity attributable to NBG shareholders	(2.284.426)	(2.129.495)	(154.931)	(3.930.255)	(3.794.594)	(135.661)
Non-controlling interests	70.195	70.139	56	—	—	—
Total equity	(2.042.438)	(1.887.563)	(154.875)	(3.930.255)	(3.794.594)	(135.661)
Total equity and liabilities	104.798.224	104.798.773	(549)	77.939.482	77.939.482	—

Notes to the Financial Statements

Group and Bank

Income Statement

	Group				Bank
	3 month period ended 31.03.2012				3 month period ended 31.03.2012
	As restated	As previously reported	Reclassifications	Restatements	As restated	As previously reported	Reclassifications	Restatement

Interest and similar income	1.633.927	1.641.436	—	(7.509)	876.142	883.587	—	(7.445)
Net interest income	909.127	916.636	—	(7.509)	522.683	530.128	—	(7.445)
Net trading income / (loss) and results from investment securities	(248.386)	(269.728)	(16.257)	37.599	(267.424)	(288.766)	(16.257)	37.599
Total income	804.590	790.757	—	13.833	224.903	211.006	—	13.897
Personnel expenses	(342.042)	(341.127)	—	(915)	(204.423)	(206.944)	—	2.521
Credit provisions and other impairment charges	(577.010)	(833.404)	256.394	—	(491.427)	(734.397)	242.970	—
Impairment of Greek government bonds	(465.862)	—	(240.137)	(225.725)	(441.925)	—	(226.713)	(215.212)
Loss before tax	(804.143)	(607.593)	—	(196.550)	(1.011.699)	(829.162)	—	(182.537)
Tax benefit / (expense)	70.936	67.944	—	2.992	—	—	—	—
Loss for the period	(733.207)	(539.649)	—	(193.558)	(908.025)	(725.488)	—	(182.537)
NBG equity shareholders	(730.608)	(537.050)	—	(193.558)	(908.025)	(725.488)	—	(182.537)
Losses per share - Basic and diluted	(6,51)	(4,5)	—	(2,01)	(9,50)	(7,60)	—	(1,90)

Statement of Comprehensive Income

	Group			Bank
	3 month period ended 31.03.2012			3 month period ended 31.03.2012
	As restated	As previously reported	Restatement	As restated	As previously reported	Restatement

Loss for the period	(733.207)	(539.649)	(193.558)	(908.025)	(725.488)	(182.537)
Available-for-sale securities, net of tax	(47.706)	(155.461)	107.755	(179.872)	(287.627)	107.755
Total of items that may be reclassified subsequently to profit or loss	33.995	(73.760)	107.755	(179.429)	(287.184)	107.755
Remeasurement of the net defined benefit liability / asset, net of tax	(198)	—	(198)	—	—	—
Other comprehensive income / (expense) for the period	33.797	(73.760)	107.557	(179.429)	(287.184)	107.755
Total comprehensive expense for the period	(699.410)	(613.409)	(86.001)	(1.087.454)	(1.012.672)	(74.782)
NBG equity shareholders	(696.519)	(610.518)	(86.001)	(1.087.454)	(1.012.672)	(74.782)

Notes to the Financial Statements

Group and Bank

Cash Flow Statement

	Group			Bank
	3 month period ended 31.03.2012			3 month period ended 31.03.2012
	As restated	As previously reported	Restatements	As restated	As previously reported	Restatement

Loss before tax	(804.143)	(607.593)	(196.550)	(1.011.699)	(829.162)	(182.537)
Non-cash items included in income statement and other adjustments:	1.128.706	949.282	179.424	969.185	803.310	165.875
Amortisation of premiums /discounts of investment securities, loans-and-receivables and borrowed funds	(45.249)	(45.585)	336	(47.160)	(47.896)	736
Credit provisions and other impairment charges	1.047.735	838.267	209.468	933.726	734.771	198.955
Provision for employee benefits	12.136	11.221	915	5.324	7.845	(2.521)
Net (gain) / loss on disposal of investment securities	3.372	34.667	(31.295)	4.202	35.497	(31.295)
Net (increase) / decrease in operating assets:	(172.492)	(189.569)	17.077	(302.129)	(319.163)	17.034
Financial assets at fair value through profit or loss	(1.244.692)	(1.244.783)	91	(1.188.877)	(1.189.066)	189
Loans and advances to customers	863.703	847.806	15.897	885.763	869.865	15.898
Other assets	(347.170)	(348.259)	1.089	(319.576)	(320.523)	947
Net increase / (decrease) in operating liabilities:	(1.294.351)	(1.294.399)	48	(1.177.583)	(1.177.213)	(370)
Due to banks	1.143.274	1.138.382	4.892	1.152.801	1.152.800	1
Due to customers	(2.100.115)	(2.095.224)	(4.891)	(2.311.448)	(2.311.448)	—
Other liabilities	(34.380)	(34.427)	47	(9.783)	(9.412)	(371)
Net cash from / (for) operating activities	(1.142.280)	(1.142.279)	(1)	(1.522.226)	(1.522.228)	2
Disposal of equity method investments	20	—	20			—
Purchase of investment securities	(1.733.325)	(1.733.324)	(1)	(2.946.624)	(2.946.624)	—
Proceeds from redemption and sale of investment securities	2.280.994	2.281.012	(18)	511.513	511.515	(2)
Net cash (used in) / provided by investing activities	514.352	514.351	1	(2.448.424)	(2.448.422)	(2)
Cash and cash equivalents at end of period	2.810.278	2.810.278	—	2.889.903	2.889.903	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Alexandros Tourkolias

(Registrant)

Date: May 30th, 2013

Chief Executive Officer